EXECUTION VERSION

CREDIT AGREEMENT

Dated as of April 22, 2016

BETWEEN

RESERVOIR MINERALS INC.

as Borrower and

NEVSUN RESOURCES LTD.

as Lender

US$44,703,429 Unsecured Term Loan

STIKEMAN ELLIOTT LLP

TABLE OF CONTENTS

ARTICLE 1
 DEFINITIONS AND INTERPRETATION

Section 1.1. Definitions.	1
Section 1.2. Accounting Terms.	15
Section 1.3. Interpretation.	16

ARTICLE 2
TERM LOAN

ARTICLE 3
 CONDITIONS PRECEDENT

Section 3.1. Effective Date Conditions.	22
Section 3.2. Closing DateConditions.	24
Section 3.3. Conditions Solelyfor Lender's Benefit.	25

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

( i )

ARTICLE 5
AFFIRMATIVE COVENANTS

ARTICLE 6
NEGATIVE COVENANTS

( ii )

ARTICLE 7
EVENTS OF DEFAULT

Section 7.1. Events of Default.	45
Section 7.2. Cooperation of the Borrower.	48

ARTICLE 8
MISCELLANEOUS

ADDENDA

SCHEDULE 2.8          LENDER’S WIRE TRANSFER INSTRUCTIONS
SCHEDULE 3.1(e)      INDEBTEDNESS
SCHEDULE 3.2(f)      TITLE OPINIONS
SCHEDULE 4.2         EQUITY AND OWNERSHIP
SCHEDULE 4.14       MATERIAL CONTRACTS
SCHEDULE 4.28       JV PROPERTIES
SCHEDULE 6.2         LIENS
SCHEDULE 6.4          INVESTMENTS
SCHEDULE 6.7          RELATED PARTY TRANSACTIONS
Exhibit “A”                  DRAWDOWN NOTICE

( iv )

CREDIT AGREEMENT

This CREDIT AGREEMENT, dated as of April 22, 2016, is entered into between RESERVOIR MINERALS INC., a corporation incorporated under the laws of British Columbia (the “Borrower”), as borrower, and NEVSUN RESOURCES LTD. (the “Lender”), as lender.

WHEREAS, the Lender has agreed to extend a term loan to the Borrower, in the principal amount of US$44,703,429;

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.1        Definitions.

The following terms used herein, including in the preamble, recitals, exhibits and schedules hereto, shall have the following meanings:

“Acquisition” means the acquisition by Global BVI of the Target JV Interest, pursuant to the exercise of the ROFO, in accordance with the Freeport Purchase Documents.

“Adverse Proceeding” means any action, suit, proceeding (whether administrative, judicial or otherwise), governmental investigation or arbitration (whether or not purportedly on behalf of the Borrower or any of its Subsidiaries) at law or otherwise, or before or by any Governmental Authority, domestic or foreign (including any Environmental Claims), whether pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Subsidiaries or any property of the Borrower or any of its Subsidiaries.

“Affiliate” means, in respect of any particular Person, any other Person directly or indirectly controlling (including any member of the senior management group of such Person), controlled by, or under common control with, that Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power (i) to vote 20% or more of the Securities having ordinary voting power for the election of directors of such Person, or (ii) to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.

“Agreement” means this Credit Agreement, together with all amendments, supplements, restatements and replacements hereof at any time and from time to time hereafter.

“Applicable Laws” means with respect to any particular Person, all federal, provincial, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority binding on such Person (including, in the case of tax matters, any accepted practice or application or official interpretation of any relevant taxation authority) or its Property.

“Arrangement Agreement” means the arrangement agreement dated the date hereof between the Borrower and the Lender, pursuant to which all of the Equity of the Borrower will be acquired by the Lender in accordance with the Plan of Arrangement.

“Asset Sale” means any sale, lease or sub lease (as lessor or sublessor), sale and leaseback, assignment, conveyance, transfer, licence or other disposition to, or any exchange of property with, any Person (other than to or with the Borrower or any of its Subsidiaries ), in one transaction or a series of transactions, of all or any part of the businesses, assets or properties of any kind of the Borrower or any of its Subsidiaries, whether real, personal, mixed, moveable or immoveable and whether tangible or intangible, whether now owned or hereafter acquired, including, without limitation, the Equity of the Borrower, other than inventory and assets sold or leased in the ordinary course of business.

“Assignment Agreement” means an agreement pursuant to which the Lender sells, assigns or transfers all or a portion of its rights and obligations under the Credit Documents to an Eligible Assignee.

“Authorized Officer” means any individual holding the position of chairman of the board (if an officer), chief executive officer, president, chief financial officer or vice president (or the equivalent thereof) of the Borrower.

“Borrower” is defined in the preamble hereto.

“Business Day” means any day, excluding Saturday, Sunday and any day that is a legal holiday under the laws of the Province of British Columbia or that is a day on which banking institutions located in any such province are authorized or required by law or other governmental action to close.

“Canadian Dollars”, “Cdn$” and “C$” mean the lawful money of Canada.

“Capital Expenditures” means, for any particular period, the aggregate amount (expressed in Canadian dollars) of those expenditures of the Borrower which would, in accordance with GAAP and on a consolidated basis, be considered expenditures for capital assets of the Borrower for such period (specifically excluding those financed through Financing Leases, other Permitted Indebtedness or the issuance of Equity by the Borrower), all as determined in accordance with Section 1.2.

“Capital Lease” means, any lease of any property (whether real, personal, mixed, moveable or immoveable) by the Borrower, as lessee, that (i) in conformity with GAAP, is or should be accounted for as a capital lease on the balance sheet of or (ii) is a transaction of a type commonly known as a “synthetic lease” (i.e., a transaction that is treated as an operating lease for accounting purposes but with respect to which payments of rent are intended to be treated as payments of principal and interest on a loan for Federal income tax purposes).

“Cash” means money, currency or a credit balance in any demand or deposit account.

“Cash Equivalents” means, as at any date of determination, (a) marketable securities (i) issued or directly and unconditionally guaranteed as to interest and principal by the federal government of Canada or the United States, or

(ii) issued by any agency of the federal government of Canada or the United States, the obligations of which are backed by the full faith and credit of the federal government of Canada or the United States, in each case maturing within one year after such date; (b) marketable direct obligations issued by any province or territory of Canada, any state of the United States of America or any political subdivision of any such province or state or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s; (c) certificates of deposit or bankers’ acceptances maturing within one year after such date and issued or accepted by the Lender or by any commercial bank organized under the laws of Canada or any province thereof, or the United States of America or any state thereof or the District of Columbia, that (i) is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator), and (ii) has Tier 1 capital (as defined in such regulations) of not less than $100,000,000; and (d) shares of any money market mutual fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clauses (a) and (b) above, (ii) has net assets of not less than $500,000,000, and (iii) has the highest rating obtainable from either S&P or Moody’s.

“Change of Control” means, at any time, (a) current shareholders of the Borrower shall cease to beneficially own and control, in the aggregate, at least 60%% (on a fully diluted basis) of the economic and voting interests in the Equity of the Borrower; (b) the majority of the seats (other than vacant seats) on the board of directors (or similar governing body) of the Borrower shall cease to be occupied by Persons who either (i) were members of the board of directors of the Borrower on the date hereof, or (ii) were nominated for election by the board of directors of the Borrower, a majority of whom were directors on the date hereof or whose election or nomination for election was previously approved by a majority of such directors; (c) any event, transaction or occurrence as a result of which both Simon Ingram and David Miles shall for any reason cease to be actively engaged in the day-to-day management of the Borrower, in the role each such Person serves on the date hereof, unless an interim or permanent successor reasonably acceptable to the Lender is immediately appointed.

“Closing Date” means the date on which the Term Loan is advanced to the Borrower, which shall be the date immediately prior to the date on which the Borrower completes the Acquisition, or such other date as is agreed upon by the Lender and the Borrower.

“Credit Documents” means this Agreement, the Drawdown Notice, the Irrevocable Undertaking and Direction and all other documents, instruments and agreements executed and delivered by the Borrower or any other Person for the benefit of the Lender in connection herewith, as same may be amended, supplemented, restated or otherwise modified from time to time.

“Default” means a condition or event that, after notice or lapse of time, or both, would constitute an Event of Default.

“Default Rate” means the rate of interest payable pursuant to Section 2.5.

“Dollars”, “US$”, and “$” means lawful money of the United States of America.

“Drawdown Notice” means a request by the Borrower for the advance of the Term Loan, substantially in the form of Exhibit “A”.

“Eligible Assignee” means (a) if an Event of Default has occurred and is continuing, any Person that is approved by the Lender, in its sole and absolute discretion, and (b) at all other times, (i) an Affiliate of the Lender, or (ii) any commercial bank, insurance corporation, investment or mutual fund or other entity that extends credit or buys loans as one of its businesses, or (iii) any other Person (other than a natural Person) approved by the Borrower, such approval not to be unreasonably withheld or delayed.

“Environmental Claim” means any investigation, notice, notice of violation, claim, action, suit, proceeding, demand, abatement order or other order or directive (conditional or otherwise), by any Governmental Authority or any other Person, arising (i) pursuant to or in connection with any actual or alleged violation of any Environmental Law; (ii) in connection with any Hazardous Material or any actual or alleged Hazardous Materials Activity; or

(iii) in connection with any actual or alleged damage, injury, threat or harm to health, safety, natural resources or the environment.

“Environmental Laws” means all current or future foreign or domestic, federal, provincial or state (or any subdivision of either of them) statutes, ordinances, orders, rules, regulations, judgments, Governmental Authorizations, or any other requirements of any Governmental Authority relating to (i) environmental matters, including those relating to any Hazardous Materials Activity; (ii) the generation, use, storage, transportation or disposal of Hazardous Materials; or (iii) occupational safety and health, industrial hygiene, land use or the protection of human, plant or animal health or welfare, in any manner applicable to the Borrower or any of its Subsidiaries or any Facility.

“Equity” means any and all shares, interests, participations or other equivalents (however designated) of shares of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including, without limitation, partnership interests and membership interests, and any and all warrants, rights, options to purchase, or other arrangements or rights to acquire, any of the foregoing.

“Equity Issuance” means the issuance to the Lender (or an Affiliate of the Lender) from treasury of common shares of the Borrower, pursuant to the Subscription Agreement, representing 19.99% of the outstanding Shares on the Closing Date (or such other date of issuance, as applicable), determined after giving effect to such issuance and on an undiluted basis.

“Event of Default” means the occurrence of any of the conditions or events set forth in Section 7.1.

“Exchange Equivalent” means, as of any particular date of determination with respect to any particular amount in one currency, the amount in another currency that could be purchased with the amount in the first currency, determined by reference to the spot rate of exchange for converting the amount of such first currency into such other currency, as established by the Bank of Canada at approximately noon (Vancouver time) on such date of determination.

“Facility” means any real or immoveable property (including all buildings, fixtures or other improvements located thereon) now, hereafter or heretofore owned, leased, operated or used by the Borrower or any of its Subsidiaries or any of their respective predecessors.

“Financial Officer Certification” means, with respect to the financial statements for which such certification is required, the certification of the chief financial officer of the Borrower.

“Financial Plan” is defined in Section 5.1(g).

“Financing Lease” means any lease of Property where the obligations of the lessee are required, in accordance with GAAP, to be capitalized on the balance sheet of the lessee.

“Fiscal Quarter” means a period of 3 consecutive calendar months ending on the last day of January, April, July or October, as applicable, in any Fiscal Year.

“Fiscal Year” means the fiscal year of the Borrower ending on November 30 in each calendar year.

“Freeport Purchase Documents” means the share purchase agreement required to be executed in connection with the Acquisition, all documents attached as schedules or exhibits thereto and all other documents required to be delivered to in connection therewith.

“Freeport” means Freeport International Holdings (BVI) Ltd., a corporation existing under the laws of the British Virgin Islands and the owner of the Freeport JV Interest.

“Freeport JVSA” means the shareholders agreement to be entered into by Global BVI, Freeport and Timok upon completion of the Acquisition.

“Freeport JV Interest” means the 55% equity interest of Freeport in Timok, that is subject to the Timok JV Agreement.

“GAAP” means accounting principles generally accepted in Canada as set out in the CPA Canada Handbook - Accounting at the relevant time applied on a consistent basis (except for (i) changes made with the prior written consent of the Administrative Agent and approved by the Borrower’s independent auditors in accordance with promulgations of the Chartered Professional Accountants Canada and (ii) the conversion by the Borrower, as permitted by GAAP, to Canadian accounting standards for private enterprises or International Financial Reporting Standards, in each case, as set out in the CPA Canada Handbook - Accounting).

“Global BVI” means Global Reservoir Minerals (BVI) Inc., a corporation existing under the laws of the British Virgin Islands.

“Governmental Authority” means any federal, state, provincial, territorial, municipal, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof or any entity or officer exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with a province, territory or city of Canada, Canada, a state of the United States, the United States, or a foreign entity or government.

“Governmental Authorization” means any permit, license, authorization, plan, directive, consent order or consent decree of or from any Governmental Authority.

“Hazardous Materials” means any chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Authority or which may or could pose a hazard to the health and safety of the owners, occupants or any Persons in the vicinity of any Facility or to the indoor or outdoor environment.

“Hazardous Materials Activity” means any past, current, proposed or threatened activity, event or occurrence involving any Hazardous Materials, including the use, manufacture, possession, storage, holding, presence, existence, location, Release, threatened Release, discharge, placement, generation, transportation, processing, construction, treatment, abatement, removal, remediation, disposal, disposition or handling of any Hazardous Materials, and any corrective action or response action with respect to any of the foregoing.

“Highest Lawful Rate” means the maximum lawful interest rate, if any, that at any time or from time to time may be contracted for, charged, or received under the laws applicable to the Lender which are presently in effect or, to the extent allowed by law, under such Applicable Laws which may hereafter be in effect and which allow a higher maximum non-usurious interest rate than Applicable Laws now allow.

“Historical Financial Statements” means (i) the audited consolidated financial statements of the Borrower and its Subsidiaries for each of the Fiscal Years ended November 30, 2015, November 30, 2014 and November 30, 2013, consisting of balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows for each such Fiscal Year, and (ii) for the interim period from December 1, 2016 to February 29, 2016, internally prepared, unaudited financial statements of the Borrower and its Subsidiaries, consisting of a balance sheet and the related consolidated statements of income, shareholders’ equity and cash flows for such quarterly period, certified by the chief financial officer of the Borrower to fairly present, in all material respects, the financial condition the Borrower and its Subsidiaries as at the dates indicated and the results of their operations and their cash flows for the periods indicated, subject, if applicable, to changes resulting from audit and normal year-end adjustments.

“Indebtedness”, as applied to any Person, means, without duplication, (a) all indebtedness for borrowed money; (b) that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet in conformity with GAAP; (c) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money; (d) any obligation owed for all or any part of the deferred purchase price of property or services, which purchase price is (i) due more than six months from the date of incurrence of the obligation in respect thereof or (ii) evidenced by a note or similar written instrument; (e) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person; (f) the face amount of any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings; (g) the direct or indirect guaranty, endorsement (otherwise than for collection or deposit in the ordinary course of business), co making, discounting with recourse or sale with recourse by such Person of the obligation of another; (h) any obligation of such Person the primary purpose or intent of which is to provide assurance to an obligee that the obligation of the obligor thereof will be paid or discharged, or any agreement relating thereto will be complied with, or the holders thereof will be protected (in whole or in part) against loss in respect thereof; (i) any liability of such Person for an obligation of another through any agreement (contingent or otherwise) (i) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (ii) to maintain the solvency or any balance sheet item, level of income or financial condition of another if, in the case of any agreement described under clauses (i) or (ii) of this clause (i), the primary purpose or intent thereof is as described in clause (h) above; and (j) all obligations of such Person in respect of any exchange traded or over the counter derivative transaction, including, without limitation, any interest rate agreement and any currency agreement, whether entered into for hedging or speculative purposes.

“Indemnified Liabilities” means, collectively, any and all liabilities, obligations, losses, damages (including natural resource damages), penalties, claims (including Environmental Claims), costs (including the costs of any investigation, study, sampling, testing, abatement, cleanup, removal, remediation or other response action necessary to remove, remediate, clean up or abate any Hazardous Materials), expenses and disbursements of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel for Indemnitees in connection with any investigative, administrative or judicial proceeding commenced or threatened by any Person, whether or not any such Indemnitee shall be designated as a party or a potential party thereto, and any fees or expenses incurred by Indemnitees in enforcing this indemnity), whether direct, indirect or consequential and whether based on any federal, state or foreign laws, statutes, rules or regulations (including securities and commercial laws, statutes, rules or regulations and Environmental Laws), on common law or equitable cause or on contract or otherwise, that may be imposed on, incurred by, or asserted against any such Indemnitee, in any manner relating to or arising out of (i) this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby (including the Lender’s agreement to advance the Term Loan or the use or intended use of the proceeds thereof, or any enforcement of the Lender’s rights pursuant to any of the Credit Documents; or (ii) any Environmental Claim or any Hazardous Materials Activity relating to or arising from, directly or indirectly, any past or present activity, operation, land ownership, or practice of the Borrower or any of its Subsidiaries.

“Indemnitee” is defined in Section 8.2.

“Insolvency Law” shall mean any applicable insolvency or other similar law of any jurisdiction, including any other law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it and, for greater certainty, shall include the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), or any other federal, state, provincial or other foreign bankruptcy, insolvency, receivership, liquidation or similar law now or hereafter in effect.

“Insolvency Proceeding” means (a) any proceeding by or against any Person seeking to adjudicate it a bankrupt or insolvent, or seeking dissolution, liquidation, winding up, reorganization, administration, arrangement, adjustment, protection, relief or composition of it or its debts under any Insolvency Law, or seeking the entry of an order for relief or the appointment of a receiver, interim receiver, administrative receiver, administrator, receiver-manager, manager, examiner, trustee, custodian, liquidator, sequestrator or other similar official for any such Person or for any substantial part of its property under any provision of any Insolvency Law, or (b) the appointment of a receiver, interim receiver, administrative receiver, administrator, receiver-manager, manager, examiner, trustee, liquidator, custodian, sequestrator or similar official for such Person or a substantial part of its assets shall occur under any Insolvency Law.

“Interest Payment Date” means (a) the last Business Day of each calendar quarter during the Term, commencing on September 30, 2016, and (b) the Maturity Date.

“Investment” means (i) any direct or indirect purchase or other acquisition by the Borrower, or any of its Subsidiaries, of, or of a beneficial interest in, any Securities of any other Person; (ii) any direct or indirect redemption, retirement, purchase or other acquisition for value by any Subsidiary of the Borrower from any Person (other than the Borrower) of any Equity of such Person; and (iii) any direct or indirect loan, advance (other than advances to employees in the ordinary course of business) or capital contributions by the Borrower or any of its Subsidiaries to any other Person, including all indebtedness and accounts receivable from that other Person that are not current assets or did not arise from sales to that other Person in the ordinary course of business; and the amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment.

“Irrevocable Undertaking and Direction” means an undertaking and direction executed by the Borrower in favour of the Lender, in form and content satisfactory to the Lender, acting reasonably, pursuant to which the Borrower (i) irrevocably undertakes to forthwith deliver to the Lender all proceeds and Property directly or indirectly received by, or payable to, Global BVI in connection with any sale or other transfer by Global BVI of the Target JV Interest to any Person at any time after the Closing Date, and (ii) irrevocably authorizes and directs such Person to forthwith deliver to the Lender all proceeds and Property directly or indirectly paid or payable to Global BVI in connection with the acquisition by such Person of the Target JV Interest from the Borrower, and (iii) irrevocably authorizes and directs the

Lender to apply all such proceeds and Property to the repayment of the Obligations, in a manner consistent with the order of payments pursuant to Section 2.7.

“JV Properties” means all the real properties or interest therein owned by Timok or the Timok Joint Venture.

“Lender” means Nevsun Resources Ltd., and any Eligible Assignee that becomes a party hereto, as a lender, in accordance with this Agreement.

“Lender Determination Date” means the date on which the Lender determines, acting reasonably, that the Plan of Arrangement will not be completed on or before the Outside Date.

“Lien” means (i) any lien, hypothec, mortgage, pledge, assignment, security interest, charge or encumbrance of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, and any lease in the nature thereof) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing, and (ii) in addition, in the case of Securities, any purchase option, call or similar right of a third party with respect to such Securities.

“Lundin Offer” means the offer by Lundin Mining Corporation to purchase the Target JV Interest from Freeport, as described in a press release of the Borrower dated March 7, 2016.

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, either individually or in the aggregate, is or could reasonably be expected to be material and adverse to (i) the business, operations, results of operations, assets, properties, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Borrower and its Subsidiaries, taken as a whole.

“Material Contract” means any contract or other arrangement to which the Borrower or any Subsidiary is a party (other than the Credit Documents) that if terminated, breached or not renewed would or would reasonably be expected to have a Material Adverse Effect with respect to the Borrower or any Subsidiary or is otherwise material to the Borrower and its Subsidiaries, taken as a whole.

“Maturity Date” means the earlier of (i) the first anniversary of the Closing Date, and (ii) the date on which the Term Loan becomes due and payable in full pursuant to Section 7.1.

“Obligations” means all obligations of every nature of the Borrower, from time to time owed to the Lender, under any Credit Document, whether for principal, interest (including interest which, but for the filing of a petition in bankruptcy with respect to the Borrower, would have accrued on any Obligation, whether or not a claim is allowed against the Borrower for such interest in the related bankruptcy proceeding), fees, expenses, indemnification or otherwise.

“Officer’s Certificate” means either the officer’s certificate dated as of the date hereof or the officer’s certificate dated as of the Closing Date, as applicable, in each case, duly completed and executed by the Chief Executive Officer of the Borrower and in form and content satisfactory to the Lender, acting reasonably.

“Organizational Documents” means (i) with respect to any corporation, its certificate or articles of incorporation or organization, including all amendments, and its by-laws, including all amendments, (ii) with respect to any limited partnership, its certificate of limited partnership, including all amendments, and its partnership agreement, including all amendments, (iii) with respect to any general partnership, its partnership agreement, including all amendments, and (iv) with respect to any limited liability company, its articles of organization, including all amendments, and its operating agreement, including all amendments; and if any term or condition of this Agreement or any other Credit Document requires any Organizational Document to be certified by a secretary of state or similar governmental official, the reference to any such “Organizational Document” shall only be to a document of a type customarily certified by such governmental official.

“Outside Date” has the meaning provided in the Arrangement Agreement. “Permitted Liens” means each of the Liens permitted pursuant to Section 6.2.

“Person” includes any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust or other organization, whether or not a legal entity, and any Governmental Authority.

“Plan of Arrangement” means the statutory plan of arrangement to be completed between the Borrower and the Lender under the provisions of the Business Corporations Act (British Columbia).

“PPSA” shall mean the Personal Property Securities Act (British Columbia), or any other applicable Canadian federal or provincial statute pertaining to the granting, perfecting, publication, priority or ranking of security interests, liens, hypothecs on property, whether real, personal, mixed, moveable or immoveable, and any successor statutes, together with any regulations thereunder, in each case as in effect from time to time, and any reference to any section of any such statute shall be construed to also refer to any successor section thereof.

“Principal Office” means the office of the Lender located at 760-669 Howe Street, Vancouver B.C. V6C 0B4, or such other office as the Lender may from time to time designate in writing to the Borrower.

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, movable or immovable, tangible or intangible.

“Public Documents” is defined in Section 4.26.

“Purchase Money Obligations” means Indebtedness arising in the ordinary course of business that is assumed as part of, or issued or incurred to pay or provide funds to pay, all or a part of the purchase price of any personal or moveable property, but expressly excluding Indebtedness under Financing Leases.

“Related Agreements” means, collectively, the Subscription Agreement, and the Arrangement Agreement.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into the indoor or outdoor environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Material), including the movement of any Hazardous Material through the air, soil, surface water or groundwater.

“Restricted Payment” means (i) any dividend or other distribution, direct or indirect, on account of any Shares of the Borrower now or hereafter outstanding, except a dividend payable solely in Shares to the holders of the relevant class of Equity; (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any Shares of the Borrower now or hereafter outstanding; (iii) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire Shares of the Borrower now or hereafter outstanding; (iv) management or similar fees payable to any holder of Equity of the Borrower or any of its Affiliates; and (v) any payment or prepayment of principal of, premium, if any, or interest on, or redemption, purchase, retirement, defeasance (including in substance or legal defeasance), sinking fund or similar payment with respect to, any Indebtedness subordinated to the Obligations.

“ROFO” means the right of first offer of Global BVI pursuant to the Timok JV Agreement, exercisable on or before May 3, 2016, which entitles Global BVI to acquire the Target JV Interest at the same price, and on the same other terms and conditions, as those contained in the Lundin Offer.

“Securities” means any stock, shares, partnership interests, voting trust certificates, certificates of interest or participation in any profit sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

“Securities Commissions” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

“Shares” means, as of any particular date of determination, all of the issued and outstanding shares of the Borrower as of such date of determination.

“Solvent” means that, as of the date of determination, the Borrower is not “insolvent” within the meaning that is given to that term under the Bankruptcy and Insolvency Act (Canada).

“Subordinated Indebtedness” means any indebtedness permitted in writing by the Lender.

“Subscription Agreement” means the Private Placement Subscription Agreement dated as of the date hereof between the Borrower, as issuer, and the Lender, as subscriber, pursuant to which the Lender has subscribed for 12,174,928 common shares of the Borrower at an issue price of Cdn$9.40 per common share.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; provided, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding.

“Target JV Interest” means that portion of the Freeport JV Interest that Lundin has offered to acquire from Freeport pursuant to the Lundin Offer.

“Tax” means any present or future tax, levy, impost, duty, assessment, charge, fee, deduction or withholding of any nature and whatever called, by whomsoever, on whomsoever and wherever imposed, levied, collected, withheld or assessed.

“Term Loan” means the loan in the principal amount of US$44,703,429 advanced, or to be advanced, by the Lender to the Borrower on the Closing Date, subject to the terms and conditions hereof.

“Third Party Consents” means all Governmental Authorizations and all other authorizations, approvals and consents of any other Person required in connection with the completion of the transactions contemplated by the Credit Documents and the Related Agreements and the continuance of the business of the Borrower thereafter, including without limitation, the advance of the Term Loan, and the completion of the Equity Issuance and the Plan of Arrangement,

“Timok” means Timok JVSA (BVI) Ltd., a corporation existing under the laws of the British Virgin Islands.

“Timok JV Agreement” means the Joint Venture/Shareholders Agreement dated December 15, 2015 between Freeport, Global BVI and Timok.

“Timok Joint Venture” means the joint venture between Freeport and Global BVI, governed by the Timok JV Agreement.

“Title Opinion” means, with respect to any JV Property, an opinion from the Borrower’s counsel in the jurisdiction where such JV Property is located, confirming that Timok is the registered owner of such JV Property.

“TSXV” means the TSX Venture Exchange.

Section 1.2        Accounting Terms.

Except  as  otherwise  expressly  provided  herein,  all  accounting  terms  not otherwise defined herein shall have the meanings assigned to them in conformity with GAAP. Financial statements and other information required to be delivered by the Borrower  to  the  Lender  pursuant  to  Section 5.1(a),  Section 5.1(b)  and Section 5.1(c) shall be prepared in accordance with GAAP as in effect at the time of such preparation (and delivered together with the reconciliation statements provided for in Section 5.1(d), if applicable). Subject to the foregoing, calculations in connection with the definitions, covenants and other provisions hereof shall utilize accounting principles and policies in conformity with those used to prepare the Historical Financial Statements.

Section 1.3      Interpretation.

Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. References herein to any Section, Appendix, Schedule or Exhibit shall be to a Section, an Appendix, a Schedule or an Exhibit, as the case may be, hereof unless otherwise specifically provided. The use herein of the word “include” or “including,” when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not no limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement,  term or matter.

ARTICLE 2
TERM LOAN

Section 2.1       Term Loans

(1)	Commitment. Subject to the terms and conditions hereof, the Lender agrees to advance the Term Loan to the Borrower on the Closing Date.

(2)	Availment of Term Loan. The Borrower may make only one borrowing under the Term Loan, which shall be on the Closing Date. The Borrower shall not be entitled to reborrow any amount borrowed under this Agreement, and subsequently repaid or prepaid. All amounts owing hereunder shall be paid in full on or before the Maturity Date. The Lender’s commitment to advance the Term Loan shall terminate immediately, and without further action, on the Closing Date, after giving effect to any advance thereof on such date made pursuant to the Drawdown Notice.

(3)	Borrowing Mechanics.

(a)	The Borrower shall deliver to the Lender a fully executed Drawdown Notice not less than five (5) Business Days prior to the Closing Date.

(b)	Upon satisfaction or waiver of the conditions precedent specified herein, the Lender shall advance the proceeds of the Term Loan to the Borrower on the Closing Date by delivering the principal amount requested in the Drawdown Notice, by wire transfer or certified cheque, in accordance with the payment instructions set forth in such Drawdown Notice, which will include an irrevocable direction authorizing and directing the Lender to pay the proceeds of such drawdown directly to, or to the order of, Freeport, in trust, until completion of the Acquisition, which proceeds, together with the proceeds of the Equity Issuance, will be used solely to pay the aggregate amount owing by Global BVI in connection with the Acquisition.

Section 2.2        Use of Proceeds.

The proceeds of the Term Loan shall be used exclusively for the Acquisition.

Section 2.3        Evidence of Debt; Lender’s Books and Records.

The Lender shall maintain in its internal records an account evidencing the Obligations, including the amount advanced to the Borrower pursuant to the Term Loan, and each repayment and prepayment thereof. Any such recordation shall be conclusive and binding on the Borrower, absent manifest error; provided, that the failure to make any such recordation, or any error in such recordation, shall not affect the Obligations.

Section 2.4        Interest.

(1)	The outstanding principal amount of the Term Loan, together with interest on overdue interest, if applicable, shall bear interest at a rate equal to 12% per annum, calculated daily (both before and after maturity and judgment, as applicable, based upon the actual number of days elapsed, divided by 365 or 366 in the case of a leap year) and compounded monthly from and including the date on which the Term Loan is advanced, to but excluding the date on which all Obligations (including overdue interest) are repaid in full.

(2)	Interest on the outstanding amount of the Term Loan shall be payable quarterly on the applicable Interest Payment Date.

Section 2.5        Default Interest.

Upon the occurrence and during the continuance of an Event of Default, the outstanding principal amount of the Term Loan and, to the extent permitted by Applicable Law, all interest owing on the Term Loan, fees and other amounts owed hereunder, shall thereafter bear interest (including post-petition interest in any proceeding under the Bankruptcy and Insolvency Act, (Canada) or other applicable bankruptcy laws) payable on demand at a rate that is 3% per annum in excess of the interest rate otherwise payable hereunder with respect to such Term Loan (or, in the case of any such fees and other amounts, at a rate which is 3% per annum in excess of the interest rate otherwise payable in respect thereof); provided that, notwithstanding the foregoing, no payment or acceptance of the increased rates of interest provided for in this Section 2.5 shall be a permitted alternative to timely payment or shall constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of the Lender.

Section 2.6      Voluntary Prepayment.

(1)	Voluntary Prepayment. The Borrower may prepay the Term Loan from time to time, in whole or in part, in an aggregate minimum amount of $500,000 and integral multiples of $100,000 in excess thereof.

(2)	Notice of Prepayment. All prepayments of the Term Loan shall be made upon not less than one Business Day’s prior written notice given to the Lender by 12:00 p.m. (Vancouver time) on the date required. Any notice of prepayment shall be irrevocable, and the prepayment amount specified in such notice shall become due and payable on the prepayment date specified therein. Any such voluntary prepayment shall be applied as specified in Section 2.7.

(3)	Prepayment Premium. If all or any part of the principal amount of the Term Loan is repaid on or prior to October 31, 2016 in circumstances where the Borrower has not paid, and is not required to pay, a Company Termination Fee as of the date of such principal repayment, the Borrower shall, in addition to such principal repayment, pay to the Lender an additional prepayment premium equal to 10% of the amount of such principal prepayment.

Section 2.7        Application of Prepayments.

All voluntary prepayments of the Term Loan pursuant to Section 2.6 shall be applied as follows:

(a)	first, to the payment of all fees and expenses specified in Section 8.1, to the full extent thereof;

(b)	second, to the payment of all accrued interest at the Default Rate, if any;

(c)	third, to the payment of all accrued interest (other than accrued interest at the Default Rate); and

(d)	fourth, to the prepayment of the principal amount outstanding under the Term Loan, to the full extent of the remaining balance of such prepayment.

Section 2.8        General Provisions Regarding Payments.

(1)	All payments by the Borrower of principal, interest, fees and other Obligations shall be made in Dollars in immediately available funds, without defense, recoupment, setoff or counterclaim, free of any restriction or condition, and delivered to the Lender, not later than 12:00 p.m. (Vancouver time) on the date due at the Principal Office or via wire transfer of immediately available funds in accordance with the instructions set forth on Schedule 2.8 attached hereto (or at such other location or bank account as may be designated by the Lender from time to time); and funds received by the Lender after such time on the due date shall be deemed to have been paid by the Borrower on the next Business Day.

(2)	All payments in respect of the principal amount of the Term Loan shall be accompanied by payment of accrued interest on such principal amount being repaid or prepaid.

(3)	Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in the computation of the payment of interest hereunder.

(4)	If an Event of Default has occurred and has not been waived, and the maturity of the Obligations shall have been accelerated pursuant to Section 7.1, all payments or proceeds received by the Lender hereunder in respect of any of the Obligations shall be applied in full or in part as follows: first, to the payment of all costs and expenses of collection of such obligations, including reasonable remuneration of the Lender’s agents and counsel, and all other expenses, liabilities and advances made or incurred by the Lender in connection therewith, and all amounts for which the Lender is entitled to indemnification hereunder, and to the payment of all costs and expenses paid or incurred by the Lender in connection with the exercise of any right or remedy hereunder, all in accordance with the terms hereof or thereof; second, to the extent of any excess of such proceeds, to the payment, to or to the order of the Borrower or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

Section 2.9        Increased Costs; Capital Adequacy.

(1)	Compensation For Increased Costs and Taxes. Subject to the provisions of Section 2.10 (which shall be controlling with respect to the matters covered thereby), if the Lender determines (which determination shall, absent manifest error, be final and conclusive and binding upon all parties hereto) that any law, treaty or governmental rule, regulation or order, or any change therein or in the interpretation, administration or application thereof

(including the introduction of any new law, treaty or governmental rule, regulation or order), or any determination of a court or Governmental Authority, in each case that becomes effective after the Closing Date, or compliance by the Lender with any guideline, request or directive issued or made after the Closing Date by any central bank or other governmental or quasi-governmental authority (whether or not having the force of law): (i) subjects the Lender (or its applicable lending office) to any additional Tax (other than any Tax on the overall net income of the Lender) with respect to this Agreement or any of the other Credit Documents or any of its obligations hereunder or thereunder or any payments to the Lender (or its applicable lending office) of principal, interest, fees or any other amount payable hereunder or thereunder; (ii) imposes, modifies or holds applicable any reserve (including any marginal, emergency, supplemental, special or other reserve), special deposit, compulsory loan or similar requirement against assets held by, or deposits or other liabilities in or for the account of, or advances or loans by, or other credit extended by, or any other acquisition of funds by, any office of the Lender; or (iii) imposes any other condition (other than with respect to a Tax matter) on or affecting the Lender (or its applicable lending office) or its obligations hereunder; and the result of any of the foregoing is to increase the cost to the Lender of agreeing to make, making or maintaining Loans hereunder or to reduce any amount received or receivable by the Lender (or its applicable lending office) with respect thereto; then, in any such case, the Borrower shall promptly pay to the Lender, upon receipt of the statement referred to in the next sentence, such additional amount or amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as the Lender in its sole discretion shall determine) as may be necessary to compensate the Lender for any such increased cost or reduction in amounts received or receivable hereunder. The Lender shall deliver to the Borrower a written statement setting forth in reasonable detail the basis for calculating the additional amounts owed to the Lender under this Section 2.9(1), which statement shall be conclusive and binding upon all parties hereto, absent manifest error.

Section 2.10      Taxes; Withholding.

(1)	Payments to be Free and Clear. All sums payable by the Borrower hereunder and under the other Credit Documents shall (except to the extent required by law) be paid free and clear of, and without any deduction or withholding on account of, any Tax (other than a Tax on the overall net income of the Lender) imposed, levied, collected, withheld or assessed by or within Canada or any political subdivision in or of Canada or any other jurisdiction from or to which a payment is made by or on behalf of the Borrower or by any federation or organization of which Canada or any such other jurisdiction is a member at the time of payment.

(2)	Withholding of Taxes. If the Borrower or any other Person is required by Applicable Laws to make any deduction or withholding on account of any such Tax from any sum paid or payable by the Borrower to the Lender under any of the Credit Documents: (i) the Borrower shall notify the Lender of any such requirement or any change in any such requirement as soon as the Borrower becomes aware of it; (ii) The Borrower shall pay any such Tax before the date on which penalties attach thereto, such payment to be made (if the liability to pay is imposed on the Borrower) for its own account or (if that liability is imposed on the Lender) on behalf of and in the name of the Lender; (iii) the sum payable by the Borrower in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment, the Lender receives on the due date a net sum equal to what it would have received had no such deduction, withholding or payment been required or made; and (iv) within thirty days after paying any sum from which it is required by law to make any deduction or withholding, and within thirty days after the due date of payment of any Tax which it is required by clause (ii) above to pay, the Borrower shall deliver to the Lender evidence satisfactory to the other affected parties of such deduction, withholding or payment and of the remittance thereof to the relevant taxing or other authority; provided, no such additional amount shall be required to be paid to the Lender under clause (iii) above except to the extent that any change after the Closing Date or after the effective date of the Assignment Agreement pursuant to which such Lender became a Lender (in the case of each other Lender) in any such requirement for a deduction, withholding or payment as is mentioned therein shall result in an increase in the rate of such deduction, withholding or payment from that in effect at the Closing Date or at the date of such Assignment Agreement in respect of payments to such Lender. For greater certainty, the Borrower shall not be required pursuant to Section 2.10(2)(iii) to pay any amount to the Lender except to the extent that such amount is payable to the Lender as a result of a change in any federal or provincial, state or foreign law, statute, rule or regulation that occurred after such Lender became a party hereto.

Section 2.11      Interest Act (Canada).

For purposes of the Interest Act (Canada), (i) whenever any interest, fee or other payment owing under this Agreement or any other Credit Document is calculated using a rate based on a year of 360 days or 365 days, as the case may be, the rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a year of 360 days or 365 days, as the case may be, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by 360 or 365, as the case may be, (ii) the principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement, and (iii) the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

ARTICLE 3
CONDITIONS PRECEDENT

Section 3.1      Effective Date Conditions.

This Agreement shall  not be effective until the satisfaction, or  waiver in accordance with Section 8.4, of the following conditions:

(a)	Credit Documents. The Lender shall have received each Credit Document originally executed and delivered by the Borrower.

(b)	Related Agreements. The Lender shall have received a copy of each Related Agreement, in form and content satisfactory to the Lender, originally executed and delivered by the Borrower.

(c)	Good Standing. The Lender shall have received a good standing certificate or equivalent from the applicable Governmental Authority of the Borrower’s jurisdiction of incorporation, organization, amalgamation or formation and in each jurisdiction in which it is qualified to do business in Canada, each dated as of the date hereof and (ii) a reporting issuer certificate issued by the applicable Governmental Authority in each province where the Borrower is a reporting issuer, each dated as of the Closing Date.

(d)	Organizational and Capital Structure. The organizational and capital structure of the Borrower shall be as set forth on Schedule 4.2 under the heading “Pre-Closing Structure”.

(e)	Governmental Authorizations and Consents. The Borrower and its Subsidiaries shall have obtained all Third Party Consents, each of which shall be in full force and effect and in form and substance (including terms and conditions) satisfactory to the Lender, acting reasonably; and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on any of the transactions contemplated by the Credit Documents and the Related Agreements, and no action, request for stay, petition for review or rehearing, reconsideration, or appeal with respect to any of the foregoing shall be pending, and the time for any applicable agency to take action to set aside its consent on its own motion shall have expired.

(f)	Financial Statements. The Lender shall have received certified copies of the Historical Financial Statements.

(g)	Opinion of Borrower's Counsel. The Lender shall have received an originally executed copy of a favourable written opinion of Borrower's legal counsel, in the form and content satisfactory to the Lender, dated as of the date hereof, together with original copies of all factual certificates and other opinions relied upon by Borrower’s counsel.

(h)	Officer’s Certificate. The Borrower shall have delivered to the Lender an Officer’s Certificate, dated as of the date hereof and duly executed by the Borrower, together with all attachments thereto.

(i)	Title Opinions. The Lender shall have received an originally executed copy of a Title Opinion for each JV Property, addressed to the Lender from Borrower’s counsel in the jurisdiction where the applicable JV Property is located, each in the form attached hereto as Schedule 3.2(f).

(j)	No Litigation. There shall not exist any action, suit, investigation, litigation or proceeding or other legal or regulatory developments, pending or threatened in any court or before any arbitrator or Governmental Authority that, in the opinion of the Lender, acting reasonably, singly or in the aggregate, materially impairs the business currently, or as proposed to be, conducted by the Borrower and its Subsidiaries, taken as a whole, or any of them, the financing thereof or any of the other transactions contemplated by the Credit Documents or the Related Agreements, or that could reasonably be expected to have a Material Adverse Effect.

(k)	No Material Adverse Change. Since November 30, 2015, no event, circumstance or change shall have occurred that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect.

(l)	No Default. No Event of Default has occurred or will occur as a result of the completion of the transactions contemplated herein or immediately after the Closing Date.

(m)	Other Documents. The Borrower shall have delivered or caused to be delivered to the Lender such other agreements, instruments, registrations, opinions and documents as are reasonably requested by the Lender in connection with the matters contemplated in the Credit Documents and the Related Agreements.

Section 3.2        Closing Date Conditions.

The obligation of the Lender to advance the Term Loan on the Closing Date is subject to the satisfaction, or waiver in accordance with Section 8.4, of the following conditions on or before the Closing Date:

(a)	Equity Issuance. The Equity Issuance shall have been completed immediately prior to the advance of the Term Loan, in accordance with the terms of the Subscription Agreement.

(b)	Completion of Acquisition. The Lender shall be satisfied, acting reasonably, that (i) the Borrower validly exercised the ROFO on or before May 3, 2016 (including delivery of a certified copy of the notice executed by Global BVI and delivered to Freeport in respect of the exercise of the ROFO in accordance with the Timok JV Agreement), and (ii) all conditions precedent to the completion of the Acquisition have been satisfied and the Acquisition will close on the Closing Date immediately following the advance of the Term Loan.

(c)	Good Standing. The Lender shall have received (i) a good standing certificate or equivalent from the applicable Governmental Authority of the Borrower’s jurisdiction of incorporation, organization, amalgamation or formation and in each jurisdiction in which it is qualified to do business in Canada, each dated as of the Closing Date and (ii) a reporting issuer certificate issued by the applicable Governmental Authority in each province where the Borrower is a reporting issuer, each dated as of the Closing Date.

(d)	Organizational and Capital Structure. The organizational and capital structure of the Borrower after giving effect to the Equity Issuance shall be as set forth on Schedule 4.2 under the heading “Post-Closing Structure”.

(e)	Opinion of Borrower's Counsel. The Lender shall have received an originally executed copy of a favourable written opinion of Borrower's legal counsel, in the form and content satisfactory to the Lender, dated as of the Closing Date, together with original copies of all factual certificates and other opinions relied upon by Borrower’s counsel.

(f)	Officer’s Certificate. The Borrower shall have delivered to the Lender an Officer’s Certificate, dated as of the Closing Date and duly executed by the Borrower, together with all attachments thereto.

(g)	Closing Date. The Closing Date shall occur on or before May 10, 2016.

(h)	No Litigation. There shall not exist any action, suit, investigation, litigation or proceeding or other legal or regulatory developments, pending or threatened in any court or before any arbitrator or Governmental Authority that, in the opinion of the Lender, acting reasonably, singly or in the aggregate, materially impairs the business currently, or as proposed to be, conducted by the Borrower and its Subsidiaries, taken as a whole, or any of them, the financing thereof or any of the other transactions contemplated by the Credit Documents or the Related Agreements, or that could have a Material Adverse Effect.

(i)	No Material Adverse Change. Since November 30, 2015, no event, circumstance or change shall have occurred that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect.

(j)	No Default. No Event of Default has occurred or will occur as a result of the completion of the transactions contemplated herein or immediately after the Closing Date.

(k)	Other Documents. The Borrower shall have delivered or cause to be delivered such other agreements, instruments, registrations, opinions and documents as are reasonably requested by the Lender in connection with the advance of the Term Loan on the Closing Date.

Section 3.3      Conditions Solely for Lender’s Benefit.

All conditions precedent to the advance of the Term Loan set forth in Section 3.1     and Section 3.2 are solely and exclusively for the benefit of the Lender and its successors and assigns. Notwithstanding the non-fulfillment of any condition referred to above, the Lender may, in its sole and unfettered discretion, agree to waive any one or more of such conditions and advance the Term Loan, but such advance will not constitute an approval, acceptance or waiver by the Lender of any other Default.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

In order to induce the Lender to enter into this Agreement and to advance the Term Loan to the Borrower, the Borrower represents and warrants to the Lender that the following statements are true and correct as of the date hereof, and will be true and correct as of the Closing Date:

Section 4.1      Organization; Requisite Power and Authority; Qualification.

The Borrower (a) is duly organized, validly existing and in good standing under the laws of the Province of British Columbia, (b) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Credit Documents to which it is a party and to carry out the transactions contemplated thereby, and (c) is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations, except in jurisdictions where the failure to be so qualified or in good standing has not had, and could not be reasonably expected to have, a Material Adverse Effect.

Section 4.2      Equity and Ownership.

The Equity of each of the Borrower and its Subsidiaries has been duly authorized and validly issued and is fully paid and non-assessable. Except as disclosed in the Public Documents, there is no existing option, warrant, call, right, commitment or other agreement to which the Borrower is a party that would require, and there is no other Equity of the Borrower outstanding that, upon conversion or exchange, would require, the issuance of any additional Equity of the Borrower or other Securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase, any Equity of the Borrower. Schedule 4.2 correctly sets forth the ownership of each Subsidiary of the Borrower as of the Closing Date.

Section 4.3      Due Authorization.

The execution, delivery and performance of the Credit Documents have been duly authorized by all necessary action on the part of the Borrower.

Section 4.4       No Conflict.

The execution, delivery and performance by the Borrower of the Credit Documents and the consummation of the transactions contemplated by the Credit Documents do not and will not (a) violate any provision of any law or any governmental rule or regulation applicable to the Borrower, any of the Organizational Documents of the Borrower, or any order, judgment or decree of any court or other agency of government binding on the Borrower; (b) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contractual Obligation of the Borrower; (c) result in or require the creation or imposition of any Lien upon any of the properties or assets of the Borrower (other than any Liens created under any of the Credit Documents in favour of the Lender and its Affiliates identified therein); or (d) require any approval of stockholders, members or partners or any approval or consent of any Person under any Contractual Obligation of the Borrower, except for such approvals or consents that will be obtained on or before the Closing Date and disclosed in writing to the Lender.

Section 4.5        Governmental Consents.

The execution, delivery and performance by the Borrower of the Credit Documents and the consummation of the transactions contemplated thereby do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any Governmental Authority except as otherwise set forth in the Related Agreements.

Section 4.6        Binding Obligation.

Each Credit Document has been duly executed and delivered by the Borrower that is a party thereto and is the legally valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by good faith or reasonableness or other equitable principles relating to enforceability.

Section 4.7        Historical Financial Statements.

The Historical Financial Statements were prepared in conformity with GAAP and fairly present, in all material respects, the financial position, on a consolidated basis, of the Persons described in such financial statements as at the respective dates thereof and the results of operations and cash flows, on a consolidated basis, of the entities described therein for each of the periods then ended, subject, in the case of any such unaudited financial statements, to changes resulting from audit and normal year-end adjustments. As of the Closing Date, the Borrower does not have any contingent liability or liability for taxes, long term lease or unusual forward or long term commitment that is not reflected in the Historical Financial Statements or the notes thereto and which in any such case is material in relation to the business, operations, properties, assets, condition (financial or otherwise) or prospects of the Borrower.

Section 4.8        No Material Adverse Change.

Since November 30, 2015, no event, circumstance or change has occurred that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect.

Section 4.9        No Restricted Payments.

Since February 29, 2016, the Borrower has not, directly or indirectly declared, ordered, paid or made, or set apart any sum or property for, any Restricted Payment or agreed to do so, except as permitted pursuant to Section 6.3.

Section 4.10      Adverse Proceedings.

There are no Adverse Proceedings, individually or in the aggregate, that could reasonably be expected to have a Material Adverse Effect. The Borrower is not (a) in violation of any Applicable Laws (including Environmental Laws) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, or (b) subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 4.11     Payment of Taxes.

Except as otherwise permitted under Section 5.3, all tax returns and reports of the Borrower required to be filed by any of them have been timely filed, and all taxes shown on such tax returns to be due and payable and all assessments, fees and other governmental charges upon the Borrower and its properties, assets, income, businesses and franchises which are due and payable have been paid when due and payable. The Borrower knows of no proposed tax assessment against the Borrower which is not being actively contested by the Borrower in good faith and by appropriate proceedings; provided, such reserves or other appropriate provisions, if any, as shall be required in conformity with IFRS shall have been made or provided therefor.

Section 4.12    Environmental Matters.

Neither the Borrower nor any of their respective Facilities or operations are subject to any outstanding written order, consent decree or settlement agreement with any Person relating to any Environmental Law, any Environmental Claim, Hazardous Materials, or any Hazardous Materials Activity that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. The Borrower has not received any letter or request for information under any provincial or federal law or the law of any other jurisdiction applicable to it, or any similar request for information in respect of Hazardous Materials or Hazardous Materials Activity. There are and, to each of the Borrower's knowledge, have been, no conditions, occurrences, or Hazardous Materials Activity which could reasonably be expected to form the basis of an Environmental Claim against the Borrower that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. Neither the Borrower nor, to the Borrower’s knowledge, any predecessor of the Borrower or any of its Subsidiaries has filed any notice under any Environmental Law indicating past or present treatment of Hazardous Materials at any Facility, and none of the Borrower's operations involves the generation, transportation, treatment, storage or disposal of hazardous waste, as defined under the law of any jurisdiction applicable to it. No event or condition has occurred or is occurring with respect to the Borrower relating to any Environmental Law, any Release of Hazardous Materials, or any Hazardous Materials Activity which individually or in the aggregate has had, or could reasonably be expected to have, a Material Adverse Effect.

Section 4.13      No Defaults.

The Borrower is not in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any of its Contractual Obligations, and no condition exists which, with the giving of notice or the lapse of time or both, could constitute such a default, except where the consequences, direct or indirect, of such default or defaults, if any, could not reasonably be expected to have a Material Adverse Effect.

Section 4.14      Material Contracts.

Schedule 4.14 contains a true, correct and complete list of all Material Contracts in effect on the Closing Date, and, together with any updates provided pursuant to Section 5.1(h), all such Material Contracts are in full force and effect and no defaults currently exist thereunder (other than as described in Schedule 4.14 or in such updates).

Section 4.15      Employee Matters.

(1)	The Borrower is not engaged in any unfair labor practice that could reasonably be expected to have a Material Adverse Effect. There is (a) no unfair labor practice complaint pending against the Borrower, or to the best knowledge of the Borrower, threatened against any of them before any provincial or Federal labour relations board and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement that is so pending against the Borrower or to the best knowledge of the Borrower, threatened against any of them, (b) no strike or work stoppage in existence or threatened involving the Borrower, (c) to the best knowledge of the Borrower, no union representation question existing with respect to the employees of the Borrower and, to the best knowledge of the Borrower, no union organization or certification activity is taking place, except (with respect to any matter specified in clause (a), (b) or (c) above, either individually or in the aggregate) such as is not reasonably likely to have a Material Adverse Effect; and (d) no collective agreement is currently being negotiated by the Borrower.

(2)	There are no strikes or other material labour disputes against the Borrower pending or, to their knowledge, threatened. The hours worked by and payment made to employees of the Borrower comply with each federal, provincial, and local law or foreign law applicable to such matters, except where failure to be in compliance could not reasonably be expected to result in a Material Adverse Effect. All payments due from the Borrower for employee health and welfare insurance have been paid or accrued as a liability on the books of each of the Borrower and each of the Borrower has withheld and remitted all amounts on behalf of all employees of the Borrower required to be withheld or remitted by it and has made all employer contributions to be made by it pursuant to Applicable Laws in respect of employment insurance and employee income taxes, on account of the Canada Pension Plan and similar provincial pension plans in applicable provinces, maintained by the Government of Canada and such provinces, respectively, except where the failure to do any of the foregoing, individually or in the aggregate, would not have a Material Adverse Effect.

(3)	The Borrower is in compliance with all material terms and conditions of employment and all material laws respecting employment, including pay equity, overtime, occupational health and safety, and there are no outstanding claims, complaints, investigations or orders under any such laws.

Section 4.16      Employee Benefit Plans.

Neither the Borrower nor any of its Subsidiaries sponsors, contributes to or administers any Pension Plans or Employee Benefit Plans.

Section 4.17      Solvency.

The Borrower and each of its Subsidiaries are, and immediately following the advance of the Term Loan will be, Solvent.

Section 4.18      Related Agreements.

Each of the representations and warranties given by the Borrower in any Related Agreement will be true and correct as of the Closing Date (or as of any earlier date to which such representation and warranty specifically relates); provided that, notwithstanding anything to the contrary in any Related Agreement, the representations and warranties of the Borrower in each Related Agreement shall, solely for purposes hereof, survive the Closing Date for the benefit of the Lender, until this Agreement is terminated and all Obligations have been indefeasibly paid in full by the Borrower to the Lender.

Section 4.19      Third Party Consents.

As of the date hereof, all Third Party Consents, other than the approval of the TSXV, have been obtained and are in full force and effect. As of the Closing Date, all Third Party Consents will have been obtained and will be in full force and effect.

Section 4.20      Compliance with Statutes.

Each of the Borrower and its Subsidiaries is in compliance in all material aspects with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all Governmental Authorities, in respect of the conduct of its business and the ownership of its Property (including compliance with all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws).

Section 4.21      Timok.

Timok is the  owner of the  Timok project  located in eastern Siberia, that includes the Cakaru Peki deposit.

Section 4.22      Freeport JV Interest.

To the knowledge of the Borrower, Freeport is the legal owner of the Freeport JV Interest.

Section 4.23      Global BVI.

Global BVI is a wholly-owned subsidiary of the Borrower and is the direct or indirect legal and beneficial owner of a 45% interest in the Timok Joint Venture, governed by the terms of the Timok JV Agreement.

Section 4.24      Exercise of ROFO.

Upon exercise of the ROFO by Global BVI in accordance with the terms of the Timok JV Agreement, Global BVI will acquire sole direct or indirect legal and beneficial ownership of all right, title and interest in and to the Target JV Interest, free and clear of all Liens other than Permitted Liens, subject only to the terms of the Timok JV Agreement and the terms of the Freeport Purchase Documents.

Section 4.25      Disclosure to Lender.

No representation or warranty of the Borrower contained in any Credit Document or in any other documents, certificates or written statements furnished to the Lender by or on behalf of the Borrower for use in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances in which the same were made, and any projections and pro forma financial information contained in such materials are based upon good faith estimates and assumptions believed by the Borrower to be reasonable at the time made, it being recognized by the Lender that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ materially from the projected results.

Section 4.26      No Misrepresentation in Public Filings.

The Borrower has, in accordance in all material respects with Applicable Laws, filed with the Securities Commissions and the TSXV, as applicable, true and complete copies of all forms, reports, schedules, statements, material change reports, circulars, press releases, disclosures relating to options and other stock based incentive plans, prospectuses, other offering documents and all other documents required to be filed by it with any Securities Commission or the TSXV, as applicable, since January 1, 2013 (such forms, reports, schedules, statements and other documents,  including  any  financial  statements  or  other  documents,  and  all schedules thereto, are collectively referred to herein as the “Public Documents”). The Public Documents (i) at the time filed did not, (ii) (taken as a whole after giving effect to all prior filings), do not, and will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Borrower has not filed any confidential material change report with any Securities Commission, the TSXV, or any other self- regulatory authority, that remains confidential.

Section 4.27     JV Properties

All of the JV Properties are listed on Schedule 4.28.

ARTICLE 5
AFFIRMATIVE COVENANTS

The Borrower covenants and agrees that, until payment in full of all Obligations, the Borrower shall, and shall cause each of its Subsidiaries to, perform all covenants in this Article 5.

Section 5.1      Financial Statements and Other Reports.

Unless otherwise provided below, the Borrower will deliver to the Lender:

(a)	Monthly Reports. As soon as available, and in any event within 30 days after the end of each month (including months which began prior to the Closing Date), the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such month and the related consolidated statements of income, consolidated statements of stockholders’ equity and consolidated statements of cash flows of the Borrower and its Subsidiaries for such month and for the period from the beginning of the then current Fiscal Year to the end of such month, setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year and the corresponding figures from the Financial Plan for the current Fiscal Year, all in reasonable detail, together with a schedule of reconciliations for any reclassifications with respect to prior months or periods (and, in connection therewith, copies of any restated financial statements for any impacted month or period) a Financial Officer Certification and a narrative report with respect thereto, and any other operating reports prepared by management for such period;

(b)	Quarterly Financial Statements. As soon as available, and in any event within 60 days after the end of each Fiscal Quarter of each Fiscal Year (including the fourth Fiscal Quarter), the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such Fiscal Quarter and the related consolidated statements of income, stockholders’ equity and cash flows of the Borrower and its Subsidiaries for such Fiscal Quarter and for the period from the beginning of the then current Fiscal Year to the end of such Fiscal Quarter, setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year and the corresponding figures from the Financial Plan for the current Fiscal Year, all in reasonable detail, together with a Financial Officer Certification and a narrative report with respect thereto;

(c)	Annual Financial Statements. As soon as available, and in any event within 120 days after the end of each Fiscal Year, (i) the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such Fiscal Year and the related consolidated statements of income, stockholders’ equity and cash flows of the Borrower and its Subsidiaries for such Fiscal Year, setting forth in each case in comparative form the corresponding figures for the previous Fiscal Year and the corresponding figures from the Financial Plan for the Fiscal Year covered by such financial statements, in reasonable detail, together with a Financial Officer Certification and a narrative report with respect thereto; and (ii) with respect to such consolidated financial statements, a report thereon of the Borrower’s auditors (which report shall be unqualified as to going concern and scope of audit, and shall state that such consolidated financial statements fairly present, in all material respects, the consolidated financial position of the Borrower and its Subsidiaries as at the dates indicated and the results of their operations and their cash flows for the periods indicated in conformity with GAAP, applied on a basis consistent with prior years (except as otherwise disclosed in such financial statements) and that the examination by such accountants in connection with such consolidated financial statements has been made in accordance with generally accepted auditing standards);

(d)	Statements of Reconciliation after Change in Accounting Principles. If, as a result of any change in accounting principles and policies from those used in the preparation of the Historical Financial Statements, the consolidated financial statements of the Borrower and its Subsidiaries delivered pursuant to Section 5.1(b) or Section 5.1(c) will differ in any material respect from the consolidated financial statements that would have been delivered pursuant to such subsections if no such change in accounting principles and policies had been made, then, together with the first delivery of such financial statements after such change, one or more statements of reconciliation for all such prior financial statements in form and substance satisfactory to the Lender;

(e)	Notice of Default. Promptly upon any senior officer of the Borrower obtaining knowledge (i) of any condition or event that constitutes a Default or an Event of Default or that notice has been given to the Borrower with respect thereto; (ii) that any Person has given any notice to the Borrower or any of its Subsidiaries or taken any other action with respect to any event or condition set forth in Section 7.1(c); or (iii) of the occurrence of any event or change that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect, a certificate of an Authorized Officer specifying the nature and period of existence of such condition, event or change, or specifying the notice given and action taken by any such Person and the nature of such claimed Event of Default, Default, default, event or condition, and what action the Borrower has taken, is taking and proposes to take with respect thereto;

(f)	Notice of Litigation. Promptly upon any senior officer of the Borrower obtaining knowledge of (i) the institution of, or non-frivolous threat of, any Adverse Proceeding not previously disclosed in writing by the Borrower to the Lender, or (ii) any material development in any Adverse Proceeding that, in either case, if adversely determined, could be reasonably expected to have a Material Adverse Effect, or seeks to enjoin or otherwise prevent the consummation of, or to recover any damages or obtain relief as a result of, the transactions contemplated hereby, written notice thereof together with such other information as may be reasonably available to the Borrower to enable the Lender and its counsel to evaluate such matters;

(g)	Financial Plan. As soon as practicable and in any event no later than thirty days prior to the beginning of each Fiscal Year, a consolidated plan and financial forecast for such Fiscal Year and each Fiscal Year (or portion thereof) ending after the Closing Date, or commencing prior to the Maturity Date (a “Financial Plan”), including (i) a forecasted consolidated balance sheet and forecasted consolidated statements of income and cash flows of the Borrower and its Subsidiaries for each such Fiscal Year and an explanation of the assumptions on which such forecasts are based, (ii) forecasted consolidated statements of income and cash flows of the Borrower and its Subsidiaries for each month of each such Fiscal Year, (iii) forecasts demonstrating adequate liquidity at all times prior to the Maturity Date, together, in each case, with an explanation of the assumptions on which such forecasts are based, all in form and substance reasonably satisfactory to the Lender;

(h)	Notice Regarding Material Contracts. Promptly, and in any event within ten Business Days (i) after any Material Contract of the Borrower or any of its Subsidiaries is terminated or amended in a manner that is materially adverse to the Borrower or such Subsidiary, as the case may be, or (ii) any new Material Contract is entered into, a written statement describing such event, with copies of such material amendments or new contracts, delivered to the Lender (to the extent such delivery is permitted by the terms of any such Material Contract, provided, no such prohibition on delivery shall be effective if it were bargained for by the Borrower or its applicable Subsidiary with the intent of avoiding compliance with this Section 5.1(h)), and an explanation of any actions being taken with respect thereto;

(i)	Environmental Reports and Audits. As soon as practicable following receipt thereof, copies of all environmental audits, site assessments, compliance reviews, and other reports with respect to environmental matters or any environmental liabilities of the Borrower or any of its Subsidiaries which, in any such case, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect;

(j)	Tax Returns. As soon as practicable and in any event within fifteen days following the filing thereof, copies of each federal income tax return filed by or on behalf of the Borrower or any Subsidiary; and

(k)	Such other information and reports relating to the condition or operations, financial or otherwise, of the business of the Borrower and its Subsidiaries, as the Lender may from time to time reasonably request, including all reports of the Timok Technical Committee in respect of the Timok Joint Venture and all documents delivered to, or by, the Borrower in respect of, or pursuant to, the Timok JV Agreement or relating to the Timok Joint Venture, or pursuant to the Lundin Offer.

Section 5.2        Existence.

Except as otherwise permitted under Section 6.5, the Borrower will, and will cause each of its Subsidiaries to, at all times preserve and keep in full force and effect its existence and all rights and franchises, licenses and permits material to its business; provided, neither the Borrower nor any of its Subsidiaries shall be required to preserve any such existence, right or franchise, licenses and permits if such Person’s board of directors (or similar governing body) shall determine that the preservation thereof is no longer desirable in the conduct of the business of such Person, and that the loss thereof is not disadvantageous in any material respect to such Person or to the Lender.

Section 5.3        Payment of Taxes and Claims.

The Borrower will, and will cause each of its Subsidiaries to, pay all Taxes imposed upon it or any of its properties or assets or in respect of any of its income, businesses or franchises before any penalty or fine accrues thereon, and all claims (including claims for labor, services, materials and supplies) for sums that have become due and payable and that by law have or may become a Lien upon any of its properties or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided, no such Tax or claim need be paid if it is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as adequate reserve or other appropriate provision, as shall be required in conformity with GAAP shall have been made therefor.

Section 5.4        Maintenance of Properties.

The Borrower will, and will cause each of its Subsidiaries to, maintain or cause to be maintained in good repair, working order and condition, ordinary wear and tear excepted, all material properties used or useful in the business of the Borrower and its Subsidiaries and from time to time will make or cause to be made all appropriate repairs, renewals and replacements thereof.

Section 5.5        Inspections.

The Borrower will, and will cause each of its Subsidiaries to, permit any authorized representatives designated by the Lender to visit and inspect any of the properties of the Borrower and any of its Subsidiaries, to inspect, copy and take extracts from its and their financial and accounting records, and to discuss its and their affairs, finances and accounts with its and their officers and independent public accountants, all upon reasonable notice and at such reasonable times during normal business hours and as often as may reasonably be requested.

Section 5.6        Compliance with Laws.

The Borrower will comply, and shall cause each of its Subsidiaries and all other Persons, if any, on or occupying any Facilities to comply, with the requirements of all Applicable Laws, rules, regulations and orders of any Governmental Authority (including all Environmental Laws), non-compliance with which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.7        Environmental.

(1)	Environmental Disclosure. The Borrower will deliver to the Lender:

(a)	as soon as practicable following receipt thereof, copies of all environmental audits, investigations, analyses and reports of any kind or character, whether prepared by personnel of the Borrower or any of its Subsidiaries or by independent consultants, Governmental

Authorities or any other Persons, with respect to significant environmental matters at any Facility or with respect to any Environmental Claims;

(b)	promptly upon the occurrence thereof, written notice describing in reasonable detail (i) any Release required to be reported to any federal, provincial, state or local governmental or regulatory agency under any applicable Environmental Laws, (ii) any remedial action taken by the Borrower or any other Person in response to (A) any Hazardous Material or Hazardous Materials Activities the existence of which has a reasonable possibility of resulting in one or more Environmental Claims having, individually or in the aggregate, a Material Adverse Effect, or (B) any Environmental Claims that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, and (iii) the Borrower’s discovery of any occurrence or condition on any real or immoveable property adjoining or in the vicinity of any Facility that could cause such Facility or any part thereof to be subject to any material restrictions on the ownership, occupancy, transferability or use thereof under any Environmental Laws;

(c)	as soon as practicable following the sending or receipt thereof by the Borrower or any of its Subsidiaries, a copy of any and all written communications with respect to (i) any Environmental Claims that, individually or in the aggregate, could reasonably be expected to give rise to a Material Adverse Effect, (ii) any Release required to be reported to any Governmental Authority, and (iii) any request for information from any Governmental Authority that suggests such agency is investigating whether the Borrower or any of its Subsidiaries may be potentially responsible for any Hazardous Material or Hazardous Materials Activity; and

(d)	with reasonable promptness, such other documents and information as from time to time may be reasonably requested by the Lender in relation to any matters disclosed pursuant to this Section 5.7(1).

(2)	Hazardous Materials Activities. The Borrower shall promptly take, and shall cause each of its Subsidiaries promptly to take, any and all actions necessary to (i) cure any violation of applicable Environmental Laws by the Borrower or its Subsidiaries that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) make an appropriate response to any Environmental Claim against the Borrower or any of its Subsidiaries and discharge any obligations it may have to any Person thereunder where failure to do so could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.8        Further Assurances.

At any time or from time to time upon the request of the Lender, the Borrower will, at its expense, promptly execute, acknowledge and deliver such further documents and do such other acts and things as the Lender may reasonably request in order to effect fully the purposes of the Credit Documents.

Section 5.9        Exercise of ROFO

The Borrower shall deliver the ROFO Notice to Freeport in compliance with the Timok JV Agreement, on or before May 3, 2016 and shall use its reasonable best efforts to complete the Acquisition on or before May 10, 2016 or such earlier time as may be required under the terms of the Timok JV.

Section 5.10      Arrangement.

The Borrower will use its reasonable commercial efforts to complete the Plan of Arrangement no later than June 30, 2016.

Section 5.11      Observer.

The Borrower shall permit the Lender, at its option, to have one individual present, as an observer, at each meeting held by the board of directors of the Borrower or any of its Subsidiaries, and shall reimburse the Lender for any costs and expenses relating to such individual’s attendance at such meetings; and the Borrower shall deliver to the Lender all notices, documents and other information and materials delivered to the directors of the Borrower or any Subsidiary, as applicable, in connection with each such meeting of the board of directors of the Borrower or its Subsidiary, contemporaneously with the delivery thereof to the relevant directors and regardless of whether the Lender’s observer will attend such meeting. The Lender acknowledges that its observer rights shall not extend to any part of any board meeting in respect of which the Lender may reasonably be expected to have a conflict of interest.

ARTICLE 6
NEGATIVE COVENANTS

The Borrower covenants and agrees that, until payment in full of all Obligations, the Borrower shall, and shall cause each of its Subsidiaries to, comply with all covenants in this Article 6, unless the Lender otherwise agrees in writing:

Section 6.1        Indebtedness.

The Borrower shall not, and it shall ensure that its Subsidiaries do  not, directly or indirectly, create, incur, assume or guaranty, or otherwise become or remain directly or indirectly liable with respect to any Indebtedness, except:

(a)	Indebtedness of any Subsidiary owed to the Borrower or to any other Subsidiary, or owed by the Borrower to any Subsidiary; provided, (i) all such Indebtedness shall be evidenced by promissory notes, and (ii) all such Indebtedness shall be unsecured and subordinated in right of payment to the payment in full of the Obligations pursuant to the terms of the applicable promissory notes;

(b)	Indebtedness incurred by the Borrower or any of its Subsidiaries arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guaranties or letters of credit, surety bonds or performance bonds securing the performance of the Borrower or any such Subsidiary pursuant to such agreements, in connection with permitted dispositions of any business, assets or of the Borrower or any of its Subsidiaries;

(c)	Indebtedness which may be deemed to exist pursuant to any guarantees, performance, surety, statutory, appeal or similar obligations incurred in the ordinary course of business;

(d)	Indebtedness in respect of netting services, overdraft protections and otherwise in connection with deposit accounts;

(e)	guarantees in the ordinary course of business of the obligations of suppliers, customers, franchisees and licensees of the Borrower and its Subsidiaries;

(f)	Indebtedness described in Schedule Error! Reference source not found., but not any extensions, renewals or replacements of such Indebtedness, except (i) renewals and extensions expressly provided for in the agreements evidencing any such Indebtedness as the same are in effect on the date of this Agreement, and (ii) refinancings and extensions of any such Indebtedness if the terms and conditions thereof are not less favourable to the obligor thereon or to the Lender than the Indebtedness being refinanced or extended, and the average life to maturity thereof is greater than or equal to that of the Indebtedness being refinanced or extended; provided, such Indebtedness permitted under the immediately preceding clause (i) or (ii) above shall not (A) include Indebtedness of an obligor that was not an obligor with respect to the Indebtedness being extended, renewed or refinanced, (B) exceed in a principal amount the Indebtedness being renewed, extended or refinanced, or (C) be incurred, created or assumed if any Default or Event of Default has occurred and is continuing or would result therefrom;

(g)	Indebtedness incurred after the earlier of (i) the date on which the Arrangement Agreement is terminated in accordance with its terms, and (ii) the Outside Date, provided that such Indebtedness is used solely to repay the Obligations in their entirety and such repayment is made concurrently with the receipt of such Indebtedness by the Borrower; and

(h)	other unsecured Indebtedness of the Borrower and its Subsidiaries incurred in the ordinary course of business in a manner consistent with past practice, provided that, such Indebtedness, together with the Indebtedness permitted pursuant to Section 6.1(f), does not exceed at any time, $500,000, in aggregate.

Section 6.2        Liens.

The Borrower shall not, and it shall ensure that its Subsidiaries do  not, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any Property (including any document or instrument in respect of goods or accounts receivable) of the Borrower or any of its Subsidiaries, whether now owned or hereafter acquired, or any income or profits therefrom, or file or permit the filing of, or permit to remain in effect, any financing statement, registration form or other similar notice of any Lien with respect to any such property, asset, income or profits under the PPSA or under any similar recording or notice statute, except:

(a)	Liens for Taxes if obligations with respect to such Taxes are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted;

(b)	statutory Liens of landlords, banks (and rights of set off and compensation), of carriers, warehousemen, mechanics, repairmen, workmen and materialmen, and other Liens imposed by law (other than any such Lien imposed with respect to any Employee Benefit Plan or with respect to any Pension Plan), in each case incurred in the ordinary course of business (i) for amounts not yet overdue, or (ii) for amounts that are overdue and that (in the case of any such amounts overdue for a period in excess of five days) are being contested in good faith by appropriate proceedings, so long as such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made for any such contested amounts;

(c)	Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, trade contracts, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money or other Indebtedness), so long as no foreclosure, sale or similar proceedings have been commenced with respect to any of the assets of the Borrower or any of its Subsidiaries;

(d)	easements, rights of way, restrictions, encroachments, and other minor defects or irregularities in title, in each case which do not and will not interfere in any material respect with the ordinary conduct of the business of the Borrower or any of its Subsidiaries;

(e)	any interest or title of a lessor or sublessor under any lease of real or immoveable property permitted hereunder;

(f)	Liens solely on any cash earnest money deposits made by the Borrower or any of its Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;

(g)	purported Liens evidenced by the filing of precautionary PPSA financing statements relating solely to operating leases of personal or moveable Property entered into in the ordinary course of business;

(h)	Liens in favour of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(i)	any zoning or similar law or right reserved to or vested in any governmental office or agency to control or regulate the use of any real or immoveable property;

(j)	licenses of patents, trademarks and other intellectual property rights granted by the Borrower or any of its Subsidiaries in the ordinary course of business and not interfering in any respect with the ordinary conduct of the business of the Borrower or such Subsidiary; and

(k)	Liens registered against Timok as of the date of this Agreement; and

(l)	Liens described in Schedule 6.2.

Section 6.3        Restricted Payments.

If a Default or Event of Default has occurred and is continuing, the Borrower shall not, nor shall it permit any of its Subsidiaries to, through any manner or means or through any other Person, directly or indirectly, declare, order, pay, make or set apart, or agree to declare, order, pay, make or set apart, any sum for any Restricted Payment.

Section 6.4      Investments.

The Borrower shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, make or own any Investment in any Person, except:

(a)	Investments held by the Borrower or any of its Subsidiaries in Cash and Cash Equivalents;

(b)	equity Investments owned as of the Closing Date in any Subsidiary and Investments made after the Closing Date in any wholly-owned Subsidiary;

(c)	Investments in any Securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors, and deposits, prepayments and other credits to suppliers made in the ordinary course of business consistent with the past practices of the Borrower and its Subsidiaries;

(d)	intercompany loans to the extent permitted under Section 6.1(a);

(e)	Capital Expenditures; and

(f)	other Investments in an aggregate amount not to exceed at any time $25,000 (or the Exchange Equivalent thereof in Canadian Dollars).

Notwithstanding the foregoing, in no event shall the Borrower make any Investment which results in or facilitates in any manner any Restricted Payment not otherwise permitted under the terms of Section 6.3.

Section 6.5      Fundamental Changes; Disposition of Assets; Acquisitions.

(1)	The Borrower shall not, nor shall it permit any of its Subsidiaries to, enter into any transaction of merger or amalgamation or consolidation, to continue from one jurisdiction to another, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease or sub lease (as lessor or sublessor), exchange, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of its business or Property of any kind whatsoever, whether now owned or hereafter acquired, or acquire by purchase or otherwise (other than purchases or other acquisitions of inventory, materials and equipment and Capital Expenditures in the ordinary course of business), or all or any part of the business or Property or other evidence of beneficial ownership of, any Person, except:

(a)	the transactions contemplated by Plan of Arrangement;

(b)	any Subsidiary of the Borrower may be merged with or into the Borrower or another Subsidiary, or be liquidated, wound up or dissolved, or all or any part of its business, property or assets may be conveyed, sold, leased, transferred or otherwise disposed of, in one transaction or a series of transactions, to the Borrower or another Subsidiary; provided, in the case of such a merger, the Borrower or such other Subsidiary, as applicable, shall be the continuing or surviving Person;

(c)	sales or other dispositions of assets that do not constitute Asset Sales;

(d)	Asset Sales, the proceeds of which (i) are less than $5,000 (or the Exchange Equivalent thereof in Canadian Dollars) with respect to any single Asset Sale or series of related Asset Sales, and (ii) when aggregated with the proceeds of all other Asset Sales made within the same Fiscal Year, are less than $10,000 (or the Exchange Equivalent thereof in Canadian Dollars);

(e)	disposals of obsolete or worn out property; and

(f)	Investments made in accordance with Section 6.4.

Section 6.6        Disposal of Subsidiary Interests.

Except for any sale of all of its interests in the Equity of any of its Subsidiaries in compliance with the provisions of Section 6.5, the Borrower shall not, nor shall it permit any of its Subsidiaries to, (a) directly or indirectly sell, assign, pledge or otherwise encumber or dispose of any Equity of any of its Subsidiaries, except to qualify directors if required by Applicable Law; or (b) permit any of its Subsidiaries directly or indirectly to sell, assign, pledge or otherwise encumber or dispose of any Equity of any of its Subsidiaries, except to the Borrower (subject to the restrictions on such disposition otherwise imposed hereunder), or to qualify directors if required by Applicable Law.

Section 6.7        Transactions with Shareholders and Affiliates.

Except as disclosed in Schedule 6.7, the Borrower shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder of 5% or more of any class of Equity of the Borrower or any of its Subsidiaries or with any Affiliate of the Borrower or of any such holder; provided, however, that the Borrower and its Subsidiaries may enter into or permit to exist any such transaction if both (i) the Lender has consented thereto in writing prior to the consummation thereof and (ii) the terms of such transaction are not less favourable to the Borrower or such Subsidiary, as the case may be, than those that might be obtained at the time from an arm’s length Person who is not such a holder or Affiliate; further, provided, that the foregoing restrictions shall not apply to (a) reasonable and customary fees paid to members of the boards of directors (or similar governing body) of the Borrower and its Subsidiaries; (c) compensation  arrangements as well  as the granting of options under any stock option plans for officers and other employees of the Borrower and its Subsidiaries entered into in the ordinary course of business; and (d) transactions described in Schedule 6.7. The Borrower shall disclose in writing each transaction with any holder of 5% or more of any class of Equity of the Borrower or any of its Subsidiaries or with any Affiliate of the Borrower or of any such holder to the Lender.

Section 6.8      Conduct of Business.

From and after the Closing Date, the Borrower shall not, nor shall it permit any of its Subsidiaries to, engage in any business other than the businesses engaged in by the Borrower and its Subsidiaries on the Closing Date.

Section 6.9        Amendments to Organizational Agreements and Material Contracts.

The Borrower shall not (a) amend or permit any amendments to any Organizational Documents of the Borrower or any of its Subsidiaries, or (b) amend or permit any amendments to, or terminate or waive any provision of, any Material Contract, if such amendment, termination, or waiver would be adverse to the Lender.

Section 6.10    Prepayments of Certain Indebtedness.

The Borrower shall not, directly or indirectly, voluntarily purchase, redeem, defease or prepay any principal of, premium, if any, interest or other  amount payable in respect of any Indebtedness prior to its scheduled maturity, other than (i)    the Obligations, and (ii) Indebtedness secured by a Permitted Lien (if the asset securing such Indebtedness has been sold or otherwise disposed of in accordance with Section 6.5).

Section 6.11     Target JV Interest

The Borrower shall not, directly or indirectly, sell or otherwise transfer all or any part of its right, title and interest in and to the Target JV Interest to any Person; and, for greater certainty, the execution and delivery by the Borrower of the Irrevocable Undertaking and Direction shall not constitute a waiver of any Event of Default in respect of this Section 6.11 or otherwise prejudice or limit any rights or remedies of the Lender in respect of any Default hereunder.

ARTICLE 7
EVENTS OF DEFAULT

Section 7.1        Events of Default.

The occurrence of any one or more of the following conditions or events shall constitute an event of default (each, an “Event of Default”):

(a)	Failure to Make Payments When Due. Failure by the Borrower to pay the principal amount owing under the Term Loan whether at stated maturity, by acceleration or otherwise; or (ii) when due, any interest on the Term Loan, or any fee or any other amount due hereunder; or

(b)	Breach of Material Agreements. The Borrower shall default in the performance of, or compliance with, any material term contained in the Timok JV Agreement or the Freeport Purchase Documents.

(c)	Default in Other Agreements. (i) Failure of the Borrower or any of its Subsidiaries to pay when due any principal, of or interest on, or any other amount payable in respect of, any Indebtedness (other than Indebtedness pursuant to Section 7.1(a)) in an individual principal amount of $25,000 (or the Exchange Equivalent thereof in Canadian Dollars) or more or with an aggregate principal amount of $50,000 (or the Exchange Equivalent thereof in Canadian Dollars) or more, in each case beyond the grace period, if any, provided therefor; or (ii) breach or default by the Borrower or any of its Subsidiaries with respect to any other material term of any Indebtedness referred to in clause (i) above, or any loan agreement, hypothec, mortgage, indenture or other agreement relating to such Indebtedness, in each case beyond the grace period, if any, provided therefor, if the effect of such breach or default is to cause, or to permit the holder or holders of such Indebtedness (or a trustee on behalf of such holder or holders) to cause, such Indebtedness to become or be declared due and payable (or subject to a compulsory repurchase or redeemable) prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be; or

(d)	Breach of Certain Covenants. Failure of the Borrower or any of its Subsidiaries to perform or comply with any term or condition contained in Article 5 or Article 6; or

(e)	Breach of Representations. Any representation, warranty, certification or other statement made or deemed made by the Borrower in any Credit Document or in any statement or certificate at any time given by the Borrower in writing pursuant hereto or thereto, or in connection herewith or therewith, shall be false in any material respect as of the date made or deemed made; or

(f)	Other Defaults Under Credit Documents. The Borrower shall default in the performance of, or compliance with, any term contained herein or in any of the other Credit Documents (other than any such term referred to in any other subsection of this Section 7.1), and such default shall not have been remedied or waived within thirty days after the earlier of (i) an officer or director of the Borrower becoming aware of such default, or (ii) receipt by the Borrower of notice from the Lender of such default; or

(g)	Involuntary Bankruptcy; Appointment of Receiver. (i) A court of competent jurisdiction shall enter a decree or order for relief in respect of the Borrower or any of its Subsidiaries in an Insolvency Proceeding under any Insolvency Law or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect, which decree or order is not stayed; or any other similar relief shall be granted under any applicable federal, provincial or state law and is not stayed; or (ii) an involuntary Insolvency Proceeding shall be commenced against the Borrower or any of its Subsidiaries or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect and such proceeding is not contested by the Borrower or its Subsidiary, as the case may be, in good faith, within five (5) Business Days of initiation of the proceedings; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, interim receiver, receiver manager, liquidator, sequestrator, trustee, custodian or other officer having similar powers over the Borrower or any of its Subsidiaries, or over all or a substantial part of its property, shall have been entered and is not stayed; or there shall have occurred the involuntary appointment of an interim receiver, trustee or other custodian of the Borrower or any of its Subsidiaries for all or a substantial part of its property; or a warrant of attachment, execution or similar process shall have been issued against any substantial part of the property of the Borrower or any of its Subsidiaries, and any such event described in this clause (ii) shall continue for thirty days without being dismissed, bonded or discharged; or

(h)	Voluntary Bankruptcy; Appointment of Receiver. (i) the Borrower or any of its Subsidiaries shall have an order for relief entered with respect to it or shall commence a voluntary Insolvency Proceeding under any Insolvency Law or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect, or shall consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, or shall consent to the appointment of or taking possession by a receiver, interim receiver, receiver manager, trustee or other custodian for all or a substantial part of its property; or the Borrower or any of its Subsidiaries shall make any assignment for the benefit of creditors; or (ii) the Borrower or any of its Subsidiaries shall be unable, or shall fail generally, or shall admit in writing its inability, to pay its debts as such debts become due; or the board of directors (or similar governing body) of the Borrower or any of its Subsidiaries (or any committee thereof) shall adopt any resolution or otherwise authorize any action to approve any of the actions referred to herein or in Section 7.1(g); or

(a)	Judgments and Attachments. Any judgment or order for the payment of money, writ or warrant of attachment or similar process involving (i) in any individual case an amount in excess of $100,000 (or the Exchange Equivalent thereof in Canadian Dollars) or (ii) in the aggregate at any time an amount in excess of $200,000 (or the Exchange Equivalent thereof in Canadian Dollars) (in either case to the extent not adequately covered by insurance in respect of which a solvent and unaffiliated insurance company has acknowledged coverage) shall be entered or filed against the Borrower or any of its Subsidiaries or any of their respective assets, and shall remain undischarged, unvacated, unbonded, or unstayed for a period of thirty days (or in any event less than five days prior to the date of any proposed sale thereunder); or

(j)	Dissolution. Any order, judgment or decree shall be entered against the Borrower or any of its Subsidiaries decreeing the dissolution or split up of such Person and such order shall remain undischarged or unstayed for a period in excess of thirty days; or

(k)	Change of Control. A Change of Control shall occur; or

(l)	Invalidity of Any Credit Document. At any time after the execution and delivery thereof, (i) this Agreement ceases to be in full force and effect or shall be declared null and void or (ii) the Borrower shall contest the validity or enforceability of any Credit Document in writing or deny in writing that it has any further liability, including with respect to future advances by the Lender, under any Credit Document; or

(m)	Arrangement not Completed. All of the Obligations have not been indefeasibly paid in full on or before the earliest of: (i) the date on which the Company Termination Fee (as defined in the Arrangement Agreement) becomes payable, or (ii) the date that is 90 days after the earlier of: (A) the date on which the Arrangement Agreement is terminated, and (B) the date on which the Borrower receives written notice that the Lender Determination Date has occurred.

Upon the occurrence of any Event of Default described in Section 7.1(g)  or Section 7.1(h), automatically, and upon the occurrence of any other Event of Default, upon notice to the Borrower by the Lender, (A) the unpaid principal amount of the Term Loan and all other Obligations shall immediately become due and payable, in each case without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by the Borrower and (B) the Lender may exercise all of its remedies and recourses hereunder.

Section 7.2      Cooperation of the Borrower.

If an Event of Default has occurred and is continuing, the Borrower shall, and shall cause each of its Subsidiaries to, take any action which the Lender may reasonably request in the exercise of its rights and remedies under any Credit Document.

ARTICLE 8
MISCELLANEOUS

Section 8.1       Expenses.

Whether or not the transactions contemplated hereby shall be consummated, the Borrower agrees to pay promptly (a) all costs and expenses reasonably incurred by the Lender in connection with the Credit Documents and any consents, amendments, waivers or other modifications thereto and the transactions contemplated thereby; and (b) after the occurrence of a Default or an Event of Default, all costs and expenses, including attorneys’ fees (and allocated costs of internal counsel) and costs of settlement, incurred by the Lender in enforcing any Obligations by reason of such Default or Event of Default or in connection with any refinancing or restructuring of the credit arrangements provided hereunder in the nature of a “work out” or pursuant to any insolvency or bankruptcy cases or proceedings.

Section 8.2       Indemnity.

(1)	In addition to the payment of expenses pursuant to Section 8.1, whether or not the transactions contemplated hereby shall be consummated, the Borrower agrees to defend (subject to Indemnitees’ selection of counsel), indemnify, pay and hold harmless, the Lender, its Affiliates and their respective officers, partners, directors, trustees, employees and agents (each, an “Indemnitee”), from and against any and all Indemnified Liabilities, in all cases, whether or not caused by or arising, in whole or in part, out of the contributory, or sole negligence of such Indemnitee; provided, the Borrower shall not have any obligation to any Indemnitee hereunder with respect to any Indemnified Liabilities to the extent such Indemnified Liabilities arise from the gross negligence, willful misconduct or intentional breach, as determined by a court of competent jurisdiction in a final, non-appealable order, of such Indemnitee. To the extent that the undertakings to defend, indemnify, pay and hold harmless set forth in this Section 8.2 may be unenforceable in whole or in part because they violate any law or public policy, the Borrower shall contribute the maximum portion that it is permitted to pay and satisfy under Applicable Law to the payment and satisfaction of all Indemnified Liabilities incurred by Indemnitees.

(2)	To the extent permitted by Applicable Law, the Borrower shall not assert, and the Borrower hereby waives, any claim against the Lender and its Affiliates, directors, Shareholders, employees, attorneys or agents, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort, civil liability or duty imposed by any applicable legal requirement) arising out of, in connection with, as a result of, or in any way related to, this Agreement or any Credit Document or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, the Term Loan or the use of the proceeds thereof, or any act or omission or event occurring in connection therewith, and the Borrower hereby waives, releases and agrees not to sue upon any such claim or any such damages, whether or not accrued and whether or not known or suspected to exist in its favour, and will ensure that no Affiliate takes any such action.

Section 8.3        Compensation.

In addition to any rights now or hereafter granted under Applicable Law and not by way of limitation of any such rights, upon the occurrence of any Event of Default the Lender and its respective Affiliates are hereby authorized by the Borrower, on its own behalf and on behalf of its Subsidiaries, at any time or from time to time, without notice to the Borrower or to any other Person, any such notice being hereby expressly waived, to set off and compensate and to appropriate and to apply any and all deposits (general or special, including Indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts (in whatever currency)) and any other Indebtedness at any time held or owing by the Lender (and its Affiliates) to or for the credit or the account of the Borrower (in whatever currency) against and on account of the Obligations, irrespective of whether or not (a) the Lender (or any of its Affiliates) shall have made any demand hereunder, or (b) the principal of or the interest on the Term Loan or any other Obligations have become due and payable pursuant to Article 2.

Section 8.4        Amendments and Waivers.

(1)	Lender’s Consent. No amendment, modification, termination or waiver of all or any part of any Credit Document, or consent to any departure by the Borrower therefrom, shall in any event be effective without the written concurrence of the Lender, determined in its sole discretion.

(2)	Execution of Amendments. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on the Borrower shall entitle the Borrower to any other or further notice or demand in similar or other circumstances. Any amendment, modification, termination, waiver or consent effected in accordance with this Section 8.4 shall be binding upon the Lender and the Borrower.

Section 8.5        Successors and Assigns; Participations.

(1)	Generally. This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and the successors and assigns of the Lender. The Borrower’s rights or obligations hereunder nor any interest therein shall not be assigned or delegated, in whole or in part by the Borrower without the prior written consent of the Lender. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, Affiliates, directors, officers and agents of the Lender) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(2)	Right to Assign. After the Term Loan has been advanced to the Borrower, the Lender shall have the right at any time to sell, assign or transfer all or a portion of its rights and obligations under this Agreement, including, without limitation, all or a portion of the Term Loan or other Obligations to any Person that is an Eligible Assignee, provided that the Lender and the Eligible Assignee execute and deliver to the Borrower an Assignment Agreement, together with such forms, certificates or other evidence, if any, with respect to Canadian federal income tax withholding matters as the Eligible Assignee under such Assignment Agreement may be required to deliver.

(3)	Effect of Assignment. Subject to the terms and conditions of this Section 8.5, as of the effective date specified in the applicable Assignment Agreement: (i) the assignee thereunder shall have the rights and obligations of the Lender hereunder to the extent such rights and obligations hereunder have been assigned to it pursuant to such Assignment Agreement and shall thereafter be a party hereto and a “Lender” for all purposes hereof; and (ii) the assigning

Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned thereby pursuant to such Assignment Agreement, relinquish its rights (other than any rights which survive the termination hereof under Section 8.7) and be released from its obligations hereunder (and, in the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender’s rights and obligations hereunder, such Lender shall cease to be a party hereto; provided, anything contained in any of the Credit Documents to the contrary notwithstanding, such assigning Lender shall continue to be entitled to the benefit of all indemnities hereunder as specified herein with respect to matters arising out of the prior involvement of such assigning Lender as a Lender hereunder).

(4)	Certain Other Assignments. In addition to any other assignment permitted pursuant to this Section 8.5, the Lender may assign, or pledge or grant a security interest or hypothec in, all or any portion of the Obligations to secure obligations of the Lender; provided, the Lender, as between the Borrower and the Lender, shall not be relieved of any of its obligations hereunder as a result of any such assignment and pledge, and provided further, in no event shall any applicable pledgee or trustee be considered to be a “Lender” or be entitled to require the assigning Lender to take or omit to take any action hereunder.

Section 8.6        Independence of Covenants.

All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or would otherwise be within the limitations of, another covenant shall not avoid the occurrence of a Default or an Event of Default if such action is taken or condition exists.

Section 8.7        Survival of Representations, Warranties and Agreements.

All representations, warranties and agreements made herein shall survive the execution and delivery hereof and the advance of the Term Loan. Notwithstanding anything herein or implied by law to the contrary, the agreements of the Borrower set forth in Section 2.9, Section 2.10, Section 8.1, Section 8.3 and Section 8.9 shall survive the repayment of the Term Loan, the satisfaction of all Obligations and the termination hereof.

Section 8.8        No Waiver; Remedies Cumulative.

No failure or delay on the part of the Lender in the exercise of any power, right or privilege hereunder or under any other Credit Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. The rights, powers and remedies given hereby are cumulative and shall be in addition to and independent of all rights, powers and remedies existing by virtue of any statute or rule of law or in any other Credit Document. Any forbearance or failure to exercise, and any delay in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.

Section 8.9      Payments Set Aside.

To the extent that the Borrower makes a payment or payments to the Lender, or the Lender exercises rights of setoff and compensation, and any such payment or the proceeds of such setoff and compensation, or any part thereof, are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, any other state or federal law, or otherwise, then, to the extent of such recovery, the Obligation, or part thereof, originally intended to be satisfied, and all rights and remedies therefor or related thereto, shall be revived and continued in full force and effect as if such payment had not been made or such setoff and compensation had not occurred.

Section 8.10    Severability.

In case any provision in or obligation hereunder or under any other Credit Document shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

Section 8.11     Headings.

Section headings herein are included herein for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.

Section 8.12     Applicable Law.

This agreement and the rights and obligations of the parties hereunder shall be governed by, and shall be construed and enforced in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Section 8.13    Consent To Jurisdiction.

The Borrower and the Lender hereby submit to the nonexclusive jurisdiction of the courts sitting in Vancouver for the purposes of all legal proceedings arising out of or relating to the Credit Documents or the transactions contemplated thereby. The Borrower irrevocably waives, to the fullest extent permitted by Applicable Laws, any objection which it may now or hereafter have to such venue or any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

Section 8.14      Waiver of Jury Trial.

Each of the Borrower and the Lender irrevocably waives, to the fullest extent permitted by Applicable Laws, any and all right to trial by jury in any legal proceeding arising out of or relating to this agreement or the other Credit Documents.

Section 8.15      Usury Savings Clause.

(1)	Notwithstanding any other provision herein but subject to Section 8.15(2), the aggregate interest rate charged or agreed to be paid with respect to any of the Obligations, including all charges or fees in connection therewith deemed in the nature of interest under Applicable Law, shall not exceed the Highest Lawful Rate. If the rate of interest (determined without regard to the preceding sentence) under this Agreement at any time exceeds the Highest Lawful Rate, the outstanding amount of the Term Loan shall bear interest at the Highest Lawful Rate until the total amount of interest due hereunder equals the amount of interest that would have been due hereunder if the stated rates of interest set forth in this Agreement had at all times been in effect. In addition, if, at the time at which all other Obligations have been repaid in full or satisfied as applicable, the total interest due hereunder (taking into account the increase provided for above) is less than the total amount of interest that would have been due hereunder if the stated rates of interest set forth in this Agreement had at all times been in effect, then, to the extent permitted by law, the Borrower shall pay to the Lender an amount equal to the difference between the amount of interest paid and the amount of interest that would have been paid if the Highest Lawful Rate had at all times been in effect. Notwithstanding the foregoing, it is the intention of the Lender and the Borrower to conform strictly to any applicable usury laws. Accordingly, if the Lender contracts for, charges, or receives any consideration that constitutes interest in excess of the Highest Lawful Rate, all such excess interest shall be cancelled automatically and, if previously paid, shall at the Lender’s option be applied to the outstanding principal amount of the Term Loan or be refunded to the Borrower. In determining whether the interest contracted for, charged, or received by the Lender exceeds the Highest Lawful Rate, such Person may, to the extent permitted by Applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest, throughout the contemplated term of the Obligations hereunder.

(2)	If any provision of this Agreement or of any of the other Credit Documents would obligate the Borrower to make any payment of interest or other amount payable to the Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) first, by reducing the amount or rate of interest required to be paid to the Lender under Section 2.5, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Lender that would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada). Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if the Lender has received an amount in excess of the maximum permitted pursuant to the Criminal Code (Canada), the Borrower shall be entitled, by notice in writing to the Lender, to obtain reimbursement, from the Lender in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by the Lender to the Borrower. Any amount or rate of interest referred to in this Section 8.15 shall be determined in accordance with generally accepted accounting principles applicable in Canada as an effective annual rate of interest over the term during which the Term Loan remains outstanding, on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing Date to the Maturity Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lender shall be conclusive for the purposes of such determination.

Section 8.16      Counterparts.

This Agreement may be executed in counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

Section 8.17      Effectiveness.

This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto and receipt by the Borrower and the Lender of written or telephonic notification of such execution and authorization of delivery thereof.

Section 8.18      Judgment Currency.

If for the purpose of  obtaining judgment in any court it is necessary  to convert an amount due under any Credit Document in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applied shall be the rate at which, in accordance with normal banking procedures, the Lender could purchase the Original Currency with the Second Currency on the date that is two (2) Business Days preceding the date on which judgment is given. The Borrower agrees that its obligation in respect of any Original Currency due from it hereunder shall, notwithstanding any judgment or payment in such other currency, be  discharged only to the  extent  that, on the Business Day following the date the Lender receives payment of any sum so adjudged to be due hereunder in the Second Currency, the Lender, in accordance with normal banking procedures, purchases the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased or that could have been so purchased is less than the amount originally due in the Original Currency, the Borrower agrees as a separate obligation and notwithstanding any such payment or judgment to indemnify the Lender against such loss. The term “rate of exchange” in this Section 8.18 means the spot rate at which the Lender, in accordance with normal practices, is able on the relevant date to purchase the Original Currency with the Second Currency, and includes any premium and costs of exchange payable in connection with such purchase.

Section 8.19      Schedules, Exhibits and Appendices

The schedules, exhibits and appendices attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it.

Section 8.20      Force Majeure

The obligations of the Borrower hereunder and under the other Credit Documents shall not be reduced, limited or cancelled pursuant to the occurrence of an event of force majeure, the Borrower expressly assuming such risk.

Section 8.21      Notices

All notices, demand and other communications provided for in this Agreement shall be in writing and shall be (i) personally delivered to an officer of the addressee, or sent by telefacsimile (with charges prepaid), or by email (which email notice shall be sent with a “read receipt” request), in each case at or to the applicable address(es), telefacsimile number(s) or email address(es), as applicable, set opposite the receiving party’s name on the signature page hereof or at such other address(es), email address(es) or telefacsimile number(s) as a party hereto may from time to time designate to the other Party in accordance herewith. Any communication that is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery (if such date is a Business Day and such deliver was made prior to 4:00 pm (Vancouver time) on such day and, otherwise, it shall be deemed to have been validly and effectively given on the next Business Day following such date of delivery; any other communication that is given as afoersaid shall be deemed to have been validly and effectly given on the next Business Day following the date of transmission.

Section 8.22    Confidentiality

The Lender shall maintain the confidentiality of the Information (as defined below), except that Information may  be disclosed (a)  to the Lender’s  directors, officers, employees, agents and advisors, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any Governmental Authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, including without limitation, any public filing of Credit Documents or disclosure of other Information required pursuant to applicable securities laws, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under any Loan Document or any suit, action or proceeding relating to any Loan Document or the enforcement of rights thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 8.22, to any actual or prospective assignee of any of its rights or obligations under this Agreement, (g) to its auditors in connection with any audit, (h) with the consent of the Borrower, or (i) to the extent such Information  (i) becomes publicly available other than as a result of a breach of this Section 8.22, or (ii) becomes available to the Lender on a non-confidential basis from a source other than the Borrower. For the purposes of this Section 8.22, “Information” means all information received from the Borrower relating to the Borrower, any of its subsidiaries or Affiliates, or their respective business, other than any such information that is available to the Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section 8.22 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

RESERVOIR MINERALS INC.

By:	(signed) “Simon Ingram”
Authorized Signatory

Address:

Email Address:

Telefacsimile:

NEVSUN RESOURCES LTD.

By:	(signed) “Joseph Giuffre”
Authorized Signatory

Address:

Email Address:

Telefacsimile:

SCHEDULE 2.8
LENDER’S WIRE TRANSFER INSTRUCTIONS

REDACTED

SCHEDULE 3.1(e)
INDEBTEDNESS

N/A.

SCHEDULE 3.2(f)
TITLE OPINIONS

See attached.

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SCHEDULE 4.14
MATERIAL CONTRACTS

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SCHEDULE 4.2
EQUITY AND OWNERSHIP

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SCHEDULE 4.28
JV PROPERTIES

Timok Project (Serbia), comprising the Jasikovo-Durlan Potok, Brestovac-Metovnica and Leskovo exploration permits, held pursuant to the Amended and Restated Joint Venture/Shareholders Agreement date as of December 15, 2015 by and among Freeport International Holdings (BVI) Ltd., Global Reservoir Minerals (BVI) Inc., and Timok JVSA (BVI) Ltd.

SCHEDULE 6.2
LIENS

The Company has posted term deposits held at financial institutions as security deposits for property concessions and credit cards issued for business use. Accordingly, these term deposits are restricted from general use and are considered to be long-term. $128,984 is posted as collateral for property concessions and $57,500 is posted as collateral for credit cards as at November 30, 2015.

SCHEDULE 6.4
INVESTMENTS

N/A.

SCHEDULE 6.7
RELATED PARTY TRANSACTIONS

N/A.

EXHIBIT “A”
DRAWDOWN NOTICE

(Letter to be printed on Borrower’s Letterhead)

April 22, 2016

TO:      NEVSUN RESOURCES LTD.

Reference is made to the credit agreement dated as of April 22, 2016 between Reservoir Minerals Inc., as borrower, and Nevsun Resources Ltd., as lender (as amended, restated, supplemented, replaced or otherwise modified from time to time the “Credit Agreement”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Credit Agreement.

The Borrower hereby irrevocably and unconditionally requests that the Term Loan be advanced on April 25, 2016, and authorizes and directs the Lender to wire such proceeds of the Term Loan , in escrow, as set out below. Payment in full in accordance with this Drawdown Notice shall satisfy the obligations of the Lender under the Credit Agreement to advance the Term Loan to the Borrower.

Proceeds of the Term Loan shall be paid, in trust, as follows:

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The Borrower hereby acknowledges that the Lender will make payments strictly on the basis of the account number furnished herein even if such account number identifies a party other than the name of the account listed above. In the event the above account number is incorrect, the Borrower agrees to be fully liable for any and all losses, costs, and expenses arising therefrom.

The Borrower hereby certifies that (i) the proceeds of the Term Loan will be held in escrow by Blake, Cassels & Graydon LLP, as escrow agent, and released therefrom, in accordance with the terms of an escrow agreement dated as of April 22, 2016 between the Borrower, the Lender and Blake, Cassels & Graydon LLP, and (ii) such proceeds of the Term  Loan, together with the proceeds of the Equity Issuance, will be used solely to complete the Acquisition in accordance with the terms of the Freeport Purchase Documents, in the form delivered to the Lender on or before the date hereof.

RESERVOIR MINERALS INC.

By:
Name:
Title:

DRAWDOWN NOTICE